As filed with the Securities and Exchange Commission on May 20, 2011
Registration No. 333-
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT
UNDER SCHEDULE B
OF
THE SECURITIES ACT OF 1933

Corporación Andina de Fomento
(Name of Registrant)

Name and Address of Authorized Agent in the United States:

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711

Copies to:

Robert S. Risoleo, Esq. Paul J. McElroy, Esq. Sullivan & Cromwell LLP 1701 Pennsylvania Avenue, N.W. Washington, D.C. 20006 United States of America	Hugo Sarmiento Kohlenberger Chief Financial Officer Corporación Andina de Fomento Torre CAF Avenida Luis Roche, Altamira Caracas, Venezuela	Erika L. Robinson, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 1875 Pennsylvania Avenue, N.W. Washington, D.C. 20006 United States of America

Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective.

The securities being registered pursuant to this Registration Statement are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)	Fee(2)
Debt Securities	(1)	—
Guarantees	(1)	—
Total	$600,000,000(3)	$69,660

(1)	The securities registered hereunder and under the additional registration statement noted in note (2) below shall not have an aggregate offering price which exceeds $1,500,000,000 in United States dollars or the equivalent in any other currency.

(2)	Pursuant to Rule 429(b), the prospectus filed as part of this Registration Statement also relates to the remaining unsold $900,000,000 principal amount of securities registered on the Registrant’s previously filed Registration Statement under Schedule B (File No. 333-167348), originally filed on June 4, 2010. The Registrant paid filing fees of $64,170 with respect to those previously registered securities.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell and does not seek to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION.
PRELIMINARY PROSPECTUS DATED MAY 20, 2011.
$1,500,000,000

Corporación Andina de Fomento

Debt Securities
Guarantees

We may from time to time offer up to $1,500,000,000 (or its equivalent in other currencies) aggregate principal amount of the securities described in this prospectus. The securities may be debentures, notes, guarantees or other unsecured evidences of indebtedness. In the case of debt securities sold at an original issue discount, we may issue a higher principal amount up to an initial public offering price of $1,500,000,000 (or its equivalent).

We may offer the securities from time to time as separate issues. In connection with any offering, we will provide a prospectus supplement describing the amounts, prices, maturities, rates and other terms of the securities we are offering in each issue.

We may sell the securities directly to or through underwriters, and may also sell securities directly to other purchasers or through agents.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated          , 2011

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, which we refer to as the Securities Act, using a “shelf” registration process. Under the shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,500,000,000 or the equivalent of this amount in foreign currencies or foreign currency units.

This prospectus provides you with a general description of our business and of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the securities in that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement before purchasing our securities. If the information in any prospectus supplement differs from the information in this prospectus or in the registration statement, you should rely on the information in the prospectus supplement.

The registration statement, any post-effective amendment to the registration statement and their various exhibits contain additional information about Corporación Andina de Fomento (“CAF”), the securities we may issue and other matters. All of these documents may be inspected at the offices of the Securities and Exchange Commission.

You should rely only on the information in this prospectus or in other documents to which we have referred you in making your investment decision. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date specified on the cover of this document.

Except as otherwise specified, all amounts in this prospectus are expressed in United States dollars (“dollars,” “$,” “U.S.$” or “U.S. dollars”).

Certain amounts that appear in this prospectus may not sum because of rounding adjustments.

FORWARD-LOOKING INFORMATION

This prospectus may contain forward-looking statements. Statements that are not historical facts are statements about our beliefs and expectations and may include forward-looking statements. These statements are identified by words such as “believe”, “expect”, “anticipate”, “should” and words of similar meaning. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual financial and other results may differ materially from the results discussed in the forward-looking statements. Therefore, you should not place undue reliance on them. Factors that might cause such a difference include, but are not limited to, those discussed in this prospectus, such as the effects of economic or political turmoil in one or more of our shareholder countries.

CORPORACIÓN ANDINA DE FOMENTO

CAF was established in 1968 pursuant to the Agreement establishing the Corporación Andina de Fomento (the “Constitutive Agreement”), an international treaty, and seeks to foster and promote economic development within Latin America and the Caribbean. CAF is a multilateral financial institution, the principal shareholders of which are the current contracting parties to the Constitutive Agreement — the Plurinational State of Bolivia, the Republics of Argentina, Colombia, Ecuador, Panama and Peru, the Federative Republic of Brazil, the Oriental Republic of Uruguay and the Bolivarian Republic of Venezuela, each of which we refer to in this prospectus as a full member shareholder country and which we refer to collectively in this prospectus as the full member shareholder countries. We refer to our full member shareholder countries and our associated shareholder countries collectively as our shareholder countries. At December 31, 2010, the full member shareholder countries of CAF collectively accounted for 85%1 of the nominal value of our paid-in capital. The other shareholder countries of CAF are Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Paraguay, Portugal, Spain and Trinidad and Tobago, each of which we refer to in this prospectus as an associated shareholder country and which we refer to collectively in this prospectus as the associated shareholder countries. At December 31, 2010, our associated shareholder countries collectively accounted for 14.9%2 of the nominal value of our paid-in capital. Our shares are also held by 14 financial institutions based in the full member shareholder countries, which collectively accounted for 0.1% of the nominal value of the paid-in capital at December 31, 2010. CAF commenced operations in 1970. Our headquarters are in Caracas, Venezuela, and we have regional offices in Bogota, Brasilia, Buenos Aires, La Paz, Lima, Panama City, Montevideo, Madrid and Quito.

We offer financial and related services to the governments of, and public and private institutions, corporations and joint ventures in, our shareholder countries. Primarily, we provide short, medium and long-term loans and guarantees; to a lesser extent, we also participate as a limited equity investor in corporations and investment funds, and provide technical and financial assistance, as well as administrative services for certain regional funds.

The Constitutive Agreement generally delegates to our Board of Directors the power to establish and direct our financial, credit and economic policies. Our Board of Directors has adopted a formal statement of our financial and operational policies, the (Políticas de Gestión). These operational policies provide our management with guidance as to significant financial and operational issues, and they may not be amended by the Board of Directors in any manner inconsistent with the Constitutive Agreement. In 1996, the Constitutive Agreement was amended to include and further increase certain lending and borrowing limitations previously set forth in these operational policies. See “Operations of CAF — Credit Policies”.

We raise funds for operations both within and outside our shareholder countries. Our strategy with respect to funding, to the extent possible under prevailing market conditions, is to match the maturities of our liabilities to the maturities of our loan portfolio.

Our objective is to support sustainable development and economic integration within Latin America and the Caribbean by helping our shareholder countries make their economies diversified, competitive and more responsive to social needs.

LEGAL STATUS OF CAF

As an international treaty organization, we are a legal entity under public international law. We have our own legal personality, which permits us to enter into contracts, acquire and dispose of property and take legal

1 Brazil, Panama and Uruguay became full member shareholder countries during the calendar year 2010. Argentina became a full member shareholder country after December 31, 2010; on December 31, 2010, only Bolivia, Brazil, Colombia, Ecuador, Panama, Peru, Uruguay and Venezuela were full member shareholder countries.
2 On December 31, 2010, Argentina was an associated shareholder country along with Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Paraguay, Spain and Trinidad and Tobago. Portugal became an associated shareholder country in 2011.

action. The Constitutive Agreement has been ratified by the legislature in each of the full member shareholder countries. We have been granted the following immunities and privileges in each full member shareholder country:

(1)	immunity from expropriation, search, requisition, confiscation, seizure, sequestration, attachment, retention or any other form of forceful seizure by reason of executive or administrative action by any of the full member shareholder countries and immunity from enforcement of judicial proceedings by any party prior to final judgment;

(2)	free convertibility and transferability of our assets;

(3)	exemption from all taxes and tariffs on income, properties or assets, and from any liability involving payment, withholding or collection of any taxes; and

(4)	exemption from any restrictions, regulations, controls or moratoria with respect to our property or assets.

In addition, we have entered into agreements with each of our associated shareholder countries, except Chile (ratification by Chile is pending as of the date hereof). Pursuant to these agreements, each country has agreed to extend to us, with respect to our activities in and concerning that country, immunities and privileges similar to those we have been granted in the full member shareholder countries.

The governments of some of CAF’s shareholder countries have historically taken actions, such as nationalizations and exchange controls, that would be expected to adversely affect ordinary commercial lenders. In light of the immunities and privileges discussed above, we have not been adversely affected by these actions.

USE OF PROCEEDS

Unless otherwise specified in the accompanying prospectus supplement, we will use the net proceeds of the sale of the securities to fund our lending operations.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness at March 31, 2011 and does not give effect to any transaction since that date.

At March 31,
2011
(in U.S.$ millions)

Short-term debt(1)	$7,002.9

Long-term debt (maturities over one year)	$7,241.2
Stockholders’ Equity
Capital
Subscribed capital, paid-in and un-paid (authorized capital $10.0 billion)(2)	3,764.1
Less: Un-paid capital	(684.2)

Paid-in capital	3,079.9
Additional paid-in capital	479.4

Total Capital	3,559.3
Reserves
Mandatory reserve	398.8
General reserve	1,830.7

Total reserves	2,229.6
Retained earnings	27.6

Total shareholders’ equity	5,816.4

Total long-term debt and stockholders’ equity	$13,057.6

(1)	Includes deposits, commercial paper, short-term borrowings, the current portion of bonds, borrowings and other obligations, accrued interest payable, commissions payable and the current portion of derivative instrument liabilities.

(2)	In addition to subscribed capital shown in the table, CAF’s subscribed capital included callable capital of $1.5 billion at March 31, 2011.

CAPITAL STRUCTURE

General

As of March 31, 2011:

CAF’s authorized capital is $10.0 billion, of which $6.5 billion will be paid-in capital and $3.5 billion will be callable capital.

Our shares are divided into Series “A” shares, Series “B” shares and Series “C” shares.

Series “A” shares may be owned only by the full member shareholder countries. Each full member shareholder country owns one Series “A” share, which is held by the government, either directly or through a government-designated social or public purpose institution. Each of the full member shareholder countries owning a Series “A” share is entitled to elect one Director and one Alternate Director to our Board of Directors.

Series “B” shares are currently owned by Argentina, Bolivia, Brazil, Colombia, Ecuador, Panama, Peru, Uruguay and Venezuela, and are held by the governments either directly or through designated governmental entities, except for certain Series “B” shares currently constituting 0.1% of our outstanding shares, which are owned by 14 private sector financial institutions in the full member shareholder countries. We offered and sold

Series “B” shares to private sector financial institutions in 1989 in order to obtain the benefit of their views in the deliberations of our Board of Directors. Currently, Argentina, Bolivia, Brazil Colombia, Ecuador, Panama, Peru, Uruguay and Venezuela, as owners of Series “B” shares, collectively are entitled to elect five additional Directors and five Alternate Directors through cumulative voting, and the 14 private sector owners of Series “B” shares collectively are entitled to elect one Director and one Alternate Director.

Series “C” shares are currently owned by nine associated shareholder countries: Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Paraguay, Portugal, Spain and Trinidad and Tobago. We make available Series “C” shares for subscription by countries which are not full member shareholder countries in order to strengthen links between these countries and the full member shareholder countries. Ownership of our Series “C” shares by these countries makes entities in these countries that deal with entities in full member shareholder countries eligible to receive loans from us with respect to these dealings. Holders of Series “C” shares collectively are entitled to elect two Directors and two Alternate Directors.

Under the Constitutive Agreement, Series “A” shares may be held by or transferred only to governments or government-designated social or public purpose institutions. Series “B” shares also may be held by or transferred to such entities and, in addition, may be held by or transferred to private corporations or individuals, except that no more than 49% of the Series “B” shares within any country may be held by private shareholders. Series “C” shares may be held by or transferred to public or private entities outside the full member shareholder countries. Unless a shareholder country withdraws, Series “A” and Series “B” shares may only be transferred within such country.

An amendment to the Constitutive Agreement became effective on July 9, 2008, which (i) allows, under certain circumstances, Latin American and Caribbean countries, including those that are currently associated shareholder countries, to own Series “A” shares and become full member shareholder countries, and (ii) expands CAF’s formal purpose to include supporting sustainable development and economic integration within all of Latin America and the Caribbean, as opposed to within only the Andean region. Consequently, on March 17, 2009, CAF’s Extraordinary Shareholder’s Meeting approved the terms and conditions precedent by which Argentina, Brazil, Panama, Paraguay and Uruguay may become contracting parties to the Constitutive Agreement, may become full member shareholder countries and may own Series “A” shares. As of the date of this prospectus, Argentina, Brazil, Panama and Uruguay have ceased to be Series “C” shareholder countries, have adhered to the Constitutive Agreement and now possess Series “A” shares.

Note:

All figures at December 31, 2010 which reference full member shareholder countries only include the Plurinational State of Bolivia, the Republics of Colombia, Ecuador, Panama and Peru, the Federative Republic of Brazil, the Oriental Republic of Uruguay and the Bolivarian Republic of Venezuela. All figures at December 31, 2010 which reference “associated shareholder countries” encompass all other shareholder countries, which include associated shareholder countries that became full member shareholder countries after such date.

Similarly, use of the term “full member shareholder countries” without any date referenced thereto includes all countries which currently enjoy said status (the Plurinational State of Bolivia, the Federative Republic of Brazil, the Republics of Argentina, Colombia, Ecuador, Panama and Peru, the Oriental Republic of Uruguay, and the Bolivarian Republic of Venezuela). Use of the term “associated shareholder countries” without any referenced date includes all other shareholder countries that are not currently full member shareholder countries.

Paid-in Capital and Un-paid Capital

At December 31, 2010, CAF’s subscribed paid-in and un-paid capital was $3.5 billion, of which $2.8 billion was paid-in capital and $706.2 million was un-paid capital, which is receivable in installments according to the agreements subscribed with the shareholder countries. Over the years, we have had several increases of subscribed capital.

Since 1990, capital contributions to CAF have included a premium (valor patrimonial) paid on each share purchased. This premium is in addition to the nominal $5,000 per share value established by CAF’s by-laws. The premium is determined at the beginning of each subscription and applies to all payments under that subscription.

A list of selected capital contributions follows:

Argentina

In 2001, Argentina subscribed to paid-in capital of $25.0 million, which was paid in full in 2005. Also, in 2005, Argentina subscribed to an additional paid-in capital increase of $75.0 million, which was paid in full in 2008.

In 2007, Argentina entered into an agreement to subscribe to an additional $543.0 million in Series “C” shares, of which it paid $315.0 million in 2009 and the remaining balance of $228 million in 2010.

In 2009, Argentina subscribed to an additional $190.0 million in Series “C” shares, to be paid in seven installments beginning in 2011.

In 2010, Argentina subscribed to $126.0 million in callable capital.

In February 2011, upon completion of all requirements to become a full member shareholder country, Argentina acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” shares equivalents.

Bolivia

In 2002, the Plurinational State of Bolivia subscribed to a paid-in capital increase of $19.7 million, which was paid in six installments ending in 2008.

In 2009, Bolivia subscribed to an additional $105.0 million in Series “B” shares, to be paid in eight installments. As of the date of this prospectus, Bolivia had paid $6.9 million, representing its full 2010 and partial 2011 payment obligations.

Brazil

In 2003, the Federative Republic of Brazil subscribed to an additional capital contribution of $50.0 million, which was paid in full in 2005.

In 2007, Brazil entered into an agreement to subscribe to an additional $467.0 million in Series “C” shares, of which it paid $234.4 million in 2009 and $83.2 million in 2010.

In 2009, Brazil subscribed to an additional $190.0 million in Series “C” shares to be paid in seven installments. The first installment is due September 2011.

In 2009, Brazil subscribed to $126.0 million in callable capital.

In 2010, upon completion of all requirements to become a full member shareholder country, Brazil acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” shares equivalents.

Chile

In 2007, the Republic of Chile subscribed to an additional $50.0 million in Series “C” shares, which was paid in full in the same year.

Colombia

In 2002, the Republic of Colombia subscribed to a paid-in capital increase of $95.2 million, which was paid in full in 2007.

In 2009, Colombia subscribed to an additional $20.0 million in Series “B” shares, which was paid in full in 2010.

In 2010, Colombia subscribed to an additional $150 million in Series “B” shares.

Costa Rica

In 2006, Costa Rica paid in full its subscribed capital of $20.0 million.

Dominican Republic

In 2004, the Dominican Republic entered into an agreement to subscribe to Series “C” shares for a total capital contribution of $50.0 million, which was paid in full in 2009.

In 2009, the Dominican Republic subscribed to an additional $17.0 million in Series “C” shares to be paid in eight installments.

Ecuador

In 2002, the Republic of Ecuador subscribed to a paid-in capital increase of $19.7 million, which was paid in full in 2006.

In 2009, Ecuador subscribed to an additional $105.0 million in Series “B” shares to be paid in eight installments. As of the date of this prospectus, Ecuador had paid $5.0 million, representing its full 2010 payment obligations.

Panama

In 2005, the Republic of Panama subscribed to an additional capital contribution of $10.0 million, which was paid in full in 2009.

In 2008, Panama entered into an agreement to subscribe to an additional $170.0 million in Series “C” shares. As of the date of this prospectus, Panama had paid $85.0 million, with the balance to be paid in three annual installments ending in 2013.

In 2009, Panama subscribed to an additional $55.0 million in Series “C” shares to be paid in seven installments.

In 2010, Panama subscribed to $36.0 million in callable capital.

In 2010, upon completion of all requirements to become a full member shareholder country, Panama acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” shares equivalents.

Paraguay

In 2008, the Republic of Paraguay entered into an agreement to subscribe to an additional $189.0 million in Series “C” shares. As of the date of this prospectus, Paraguay had paid $35.0 million, with the balance to be paid in four annual installments.

In 2009, Paraguay subscribed to an additional $81.0 million in Series “C” shares to be paid in seven installments.

Peru

In 2002, the Republic of Peru subscribed to a paid-in capital increase of $70.2 million, which was paid in full in 2006.

In 2009, Peru subscribed to an additional $380.0 million in Series “B” shares to be paid in eight installments. As of the date of this prospectus, Peru had paid $20.0 million, representing its full 2010 payment obligations.

Portugal

In 2009, the Republic of Portugal subscribed to EUR 15.0 million in Series “C” shares to be paid in four installments and EUR 60.0 million in callable capital. As of March 2011, Portugal had paid EUR 3.6 million related to its first capital installment.

Spain

In 2002, Spain subscribed to paid-in capital of $100.0 million, which was paid in full in 2004. In 2002, Spain also subscribed to callable capital of $200.0 million.

In 2010, Spain subscribed to an additional $327.0 million of paid-in capital and paid its first installment of $65.4 million that same year, with the balance to be paid in four annual and equal installments ending in 2014.

Trinidad and Tobago

In 2009, Trinidad and Tobago entered into an agreement to subscribe to Series “C” shares for a total capital contribution of $6.0 million, of which it paid $2.0 million in 2009 and $2.0 million in 2010, with the balance to be paid in two annual installments ending in 2013.

Uruguay

In 2001, Uruguay subscribed to paid-in capital of $5.0 million, which was paid in full in 2004.

In 2002, Uruguay subscribed to an additional $15.0 million of paid-in capital, which was paid in full in 2006.

In 2004, Uruguay subscribed to an additional capital contribution of $20.0 million, which was paid in full in 2008.

In 2007, Uruguay entered into an agreement to subscribe to an additional $137.0 million in Series “C” shares, of which it paid $81.0 million in 2009 and $27.0 million in 2010, with the remaining balance to be paid in 2012.

In 2009, Uruguay subscribed to an additional $55.0 million in Series “C” shares to be paid in seven installments.

In 2009, Uruguay subscribed to $36.0 million in callable capital.

In 2010, upon completion of all requirements to become a full member shareholder country, Uruguay acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” shares equivalents.

Venezuela

In 2002, the Bolivarian Republic of Venezuela subscribed to a paid-in capital increase of $70.2 million, which was paid in full in 2006.

In 2009, Venezuela subscribed to an additional $380.0 million in Series “B” shares to be paid in eight installments. As of the date of this prospectus, Venezuela had paid $20.0 million, representing its full 2010 payment obligations.

As of the date of this prospectus, all shareholder countries were current in their capital payments, with the exception of Brazil. Pursuant to the Subscription Agreement entered in 2007, Brazil had scheduled capital payments for $467.0 million for the period between 2009 and 2011, including a final $200.0 million capital payment for 2011. Since 2009, CAF has received capital payments from Brazil in the amount of $317.7 million, of which $50.7 million has been applied to the amount due in January 2011. CAF has been informed by Brazil that operational factors have delayed payment of the remaining $149.3 million balance due of the 2011 capital payment, and that such payment will be forthcoming in the near future.

The following table sets out the nominal value of our subscribed paid-in capital and un-paid capital as of December 31, 2010:

Shareholders	Paid-in Capital	Un-paid Capital
	(in U.S.$ thousands)

Series “A” Shares:
Bolivia	$1,200	$—
Brazil	1,200	—
Colombia	1,200	—
Ecuador	1,200	—
Panama	1,200	—
Peru	1,200	—
Uruguay	1,200	—
Venezuela	1,200	—
Series “B” Shares:
Bolivia	164,460	35,210
Brazil	200,640	56,570
Colombia	581,815	52,105
Ecuador	165,770	35,210
Panama	45,760	49,400
Peru	583,035	126,760
Uruguay	67,360	30,350
Venezuela	583,025	126,760
Private sector financial institutions	1,645	20
Series “C” Shares:
Argentina	222,710	46,590
Chile	23,895	—
Costa Rica	14,190	—
Dominican Republic	25,170	—
Jamaica	785	—
Mexico	20,335	—
Paraguay	20,620	54,415
Spain	90,380	92,110
Trinidad and Tobago	2,345	710

Total	$2,813,940	$706,210

Reserves

Article 42 of the Constitutive Agreement requires that at least 10% of our net income in each year be allocated to a mandatory reserve until that reserve amounts to 50% of subscribed capital. The mandatory reserve can be used only to offset losses. We also maintain a general reserve to cover contingent events and as a source of funding of last resort in the event of temporary illiquidity or when funding in the international markets is not available or is impractical. The general reserve is invested in short-term securities and certificates of deposit that are easily convertible into cash. The mandatory reserve is an accounting reserve.

At December 31, 2010, our reserves totaled $2.2 billion. At such date, the mandatory reserve amounted to $382.2 million, or 13.6% of subscribed paid-in and un-paid capital, and the general reserve amounted to $1.8 billion.

Callable Capital

In addition to our subscribed paid-in and un-paid capital, our shareholders have subscribed to callable capital totaling $1.4 billion at December 31, 2010. Our callable capital may be called by the Board of Directors to meet our obligations only to the extent that we are unable to meet such obligations with our own resources.

The Constitutive Agreement provides that the obligation of shareholders to pay for the shares of callable capital, upon demand by the Board of Directors, continues until such callable capital is paid in full. Thus, we consider the obligations of shareholder countries to pay for their respective callable capital subscriptions to be binding obligations backed by the full faith and credit of the respective governments. If the callable capital were to be called, the Constitutive Agreement requires that the call be prorated among shareholders in proportion to their shareholdings.

SELECTED FINANCIAL INFORMATION

The following selected financial information as of and for the years ended December 31, 2010 and 2009 has been derived from our financial statements for those periods, which were audited by Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited. The following selected financial information as of and for the year ended December 31, 2008 has been derived from our financial statements for that period, which were audited by Rodríguez Velázquez & Asociados (formerly Alcaraz Cabrera Vázquez), a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative, a Swiss entity (hereafter “KPMG in Venezuela”). The audit reports have been included on pages F-4 and F-5 of this document. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). The selected financial information as of and for the three months periods ended March 31, 2011 and March 31, 2010 has been derived from our unaudited condensed interim financial information and includes adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position at such dates and our results of operations for such periods. The results of the three-month period ended March 31, 2011 are not necessarily indicative of results to be expected for the full year 2011. The selected financial information should be read in conjunction with our audited financial statements and notes thereto, our unaudited condensed interim financial information and the notes thereto and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2010	2009	2008	2011	2010
	(in U.S.$ thousands, except ratios)

Income Statement Data
Interest income	$385,555	$483,853	$652,380	$99,124	$86,769
Interest expense	(173,215)	(188,725)	(327,927)	(47,141)	(37,541)

Net interest income	212,340	295,128	324,453	51,983	49,228
(Credit) provision to allowance for loan losses	(2,990)	(1,656)	(22,970)	7,800	7,037

Net interest income after provision to allowance for loan losses	215,330	296,784	347,423	44,183	42,191
Non-interest income	7,900	13,997	9,531	6,088	1,421
Non-interest expenses	(70,804)	(62,709)	(58,963)	(18,018)	(15,753)
Net income before unrealized changes in fair value related financial instruments	152,426	248,072	297,991	32,253	27,859
Unrealized changes in fair value related to financial instruments	13,713	(13,363)	—	(4,701)	12,861

Changes arising from fair value hedges	—	—	13,483	—	—
Net income	$166,139	$234,709	$311,474	$27, 552	$40,720
Balance Sheet Data (end of period)
Current assets (net of allowance)(1)	$6,496,682	$5,954,581	—	7,356,667	$6,512,070
Non-current assets	12,050,193	9,932,488	—	12,703,848	10,284,205

Total assets	$18,546,875	$15,887,069	—	$20,060,515	$16,796,275

Current liabilities(2)	5,155,591	4,590,199	—	7,002,923	5,438,043
Long-term liabilities	7,638,097	6,010,066	—	7,241,172	5,988,026
Total liabilities	12,793,688	10,600,265	—	14,244,095	11,426,069
Total stockholders’ equity	5,753,187	5,286,804	—	5,816,420	5,370,206

Total liabilities and stockholders’ equity	$18,546,875	$15,887,069	—	$20,060,515	$16,796,275

Loan Portfolio and Equity Investments
Loans before allowance	$13,783,043	$11,686,689	$10,184,068	$14,951,661	$12,380,424
Allowance for loan losses	141,364	143,911	143,167	149,432	150,950
Equity investments	94,721	85,482	75,066	72,897	90,703
Selected Financial Ratios
Return on average total stockholders’ equity(3)(4)	3.0%	4.7%	7.2%	1.9%	3.0%
Return on average paid-in capital(4)(5)	6.3%	9.9%	14.9%	3.8%	6.4%
Return on average assets(4)(6)	1.0%	1.6%	2.4%	0.6%	1.0%
Administrative expenses divided by average assets(4)	0.4%	0.4%	0.4%	0.4%	0.4%
Overdue loan principal as a percentage of loan portfolio (excluding non-accrual loans)	0.0%	0.0%	0.0%	0.0%	0.0%
Non-accrual loans as a percentage of loan portfolio	0.0%	0.0%	0.0%	0.0%	0.0%
Allowance for losses as a percentage of loan portfolio	1.0%	1.2%	1.4%	1.0%	1.2%

(1)	Includes cash, deposits, trading, other investments, accrued interest and commissions receivable and loans with remaining maturities less than one year minus allowance for losses.

(2)	Includes deposits, commercial paper, advances and short term borrowings, accrued interest payable, bonds with remaining maturities less than one year and borrowings and other obligations with remaining maturities less than one year.

(3)	Net income divided by average total stockholders’ equity.

(4)	For the three-month periods, the amounts have been annualized.

(5)	Net income divided by average subscribed and paid-in capital.

(6)	Net income divided by average total assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited financial statements and notes thereto beginning on page F-6 and the unaudited interim financial information and notes thereto beginning on page F-37 of this prospectus.

Summary of Results

During the three years ended December 31, 2010, our net income decreased at a compound average annual rate of approximately 27.0%. Our net income for the year ended December 31, 2010 was $166.1 million, representing a decrease of $68.6 million, or 29.2%, over net income for 2009. This decrease resulted principally from the decrease in market interest rates. For the year ended December 31, 2009, our net income was $234.7 million, representing a decrease of $76.8 million, or 24.6%, over net income of $311.5 million for 2008. This decrease also resulted principally from a decrease in market interest rates.

Our net income for the three-month period ended March 31, 2011 was $27.6 million, representing a decrease of $13.1 million, or 32.3%, compared to net income of $40.7 million for the corresponding period in 2010. This decrease resulted principally from the decline in market interest rates compared to the same period in 2010.

The reported percentage increase (decrease) in real GDP for 2010 for each of the full member shareholder countries at December 31, 2010 was as follows: Bolivia, 4.0%; Brazil, 7.5%; Colombia, 4.3%; Ecuador, 3.3%; Panama, 7.5%; Peru, 8.8%; Uruguay, 8.5%; and Venezuela, (1.4%).

The recent financial crisis and global economic recession affected our business but have not had a material adverse effect on our results of operations or financial position. Based on our investment strategy and given our investment guidelines, our liquid investment portfolio is of short duration and has no material exposure to structured products such as mortgage-backed or asset-backed securities. Moreover, certain recent developments, such as the European sovereign debt crisis and fluctuations in commodity prices, have not thus far impacted our operations. We have no outstanding loans to European Union countries in our loan portfolio, and our exposure to European Union countries in our liquidity portfolio is principally in the form of securities and is not material in amount.

The volatility of credit spreads during the past three years has varied our borrowing costs, the effect of which was partially offset by changing the interest rates we charge our borrowers (after swaps). During 2010, the LIBOR rate, which is the basis for the interest payable on both our external debt and on the loans in our loan portfolio, remained low, which resulted in a lower net interest margin for our business.

Both 2010 and 2009 have been characterized by a strong growth in our loan portfolio as a result of our strategy to expand our shareholder base, principally through additional capital subscriptions by several of our existing shareholder countries, as well as the issuance of shares to new shareholder countries. Additionally, the global financial crisis has also increased demand in loans from our shareholder countries. These two main drivers led to a loan portfolio growth of 16.7% in 2010 compared to 2009. We do not expect that our loan portfolio will be materially affected by the activities of other development banks in the region, since financing needs by our shareholder countries exceed the current supply of lending resources; we believe that activities of other development banks are complementary to our lending operations.

Critical Accounting Policies

General

Our financial statements are prepared in accordance with U.S. GAAP, which requires us in some cases to use estimates and assumptions that may affect our reported results and disclosures. We describe our significant accounting policies in Note 1 (“Significant Accounting Policies”) to our audited financial statements. We believe that some of the more significant accounting policies we use to present our financial results, involve the use of accounting estimates that we consider to be critical because: (1) they require significant management judgment and assumptions about matters that are complex and inherently uncertain; and (2) the use of a different estimate or a change in estimate could have a material impact on our reported results of operations or financial condition. Specifically, the estimates we use to determine the allowance for loan losses are critical accounting estimates.

Additionally, the fair values for some financial assets and liabilities recorded in CAF’s financial statements are determined according to the procedures established by the accounting pronouncement ASC 820. As of the date of this prospectus, we have not changed or reclassified any transaction from one level to another pursuant to the hierarchy reflected in ASC 820, thereby maintaining consistency in the application of accounting principles in this matter.

Income Statement

Interest Income

Three Months Ended March 31, 2011 and 2010.  For the three-month period ended March 31, 2011, our interest income was $99.1 million, representing an increase of $12.3 million, or 14.2%, compared to interest income of $86.8 million for the corresponding period in 2010. This increase resulted principally from a corresponding increase in the loan portfolio.

2010, 2009 and 2008.  For the year ended December 31, 2010, our interest income was $385.5 million, representing a decrease of $98.3 million, or 20.3%, compared to interest income of $483.9 million for the year ended December 31, 2009. Interest income for the year ended December 31, 2009 represented a decrease of $168.5 million, or 25.8%, compared to interest income of $652.4 million for the year ended December 31, 2008. These decreases resulted principally from a decline in market interest rates, to which rates on our loans are related, that more than offset the impact of increased outstanding loan levels.

Interest Expense

Three Months Ended March 31, 2011 and 2010.  For the three-month period ended March 31, 2011, our interest expense was $47.1 million, representing an increase of $9.6 million, or 25.6%, compared to interest expense of $37.5 million for the corresponding period in 2010. This result was principally due to a decrease in interest rates, as well as an increase in liabilities to fulfill higher funding requirements caused by the increase in loan portfolio.

2010, 2009 and 2008.  For the year ended December 31, 2010, our interest expense was $173.2 million, representing a decrease of $15.5 million, or 8.2%, from our interest expense of $188.7 million for the year ended December 31, 2009. This decrease resulted primarily from a decrease in market interest rates that more than compensated for an increase in outstanding debt. Interest expense for the year ended December 31, 2009 represented a decrease of $188.7 million, or 42.4%, from our interest expense of $327.9 million for the year ended December 31, 2008. This decrease resulted principally from a decrease in market interest rates, as well as an increase in liabilities to fulfill higher funding requirements caused by the increase in loan portfolio.

Net Interest Income

Three Months Ended March 31, 2011 and 2010.  For the three-month period ended March 31, 2011, our net interest income was $52.0 million, representing an increase of $2.8 million, or 5.6%, compared to net interest income of $49.2 million for the corresponding period in 2010. Our net interest income margin decreased to 1.2% for the three-month period ended March 31, 2011, as compared to 1.3% for the corresponding period in 2010, principally as a result of increases in interest expense at a higher rate than interest income.

2010, 2009 and 2008.  For the year ended December 31, 2010, our net interest income was $212.3 million, representing a decrease of $82.8 million, or 28.1%, over net interest income of $295.1 million for the year ended December 31, 2009, which, in turn, represented a decrease of $29.3 million, or 9.0%, as compared to our net interest income of $324.5 million for the year ended December 31, 2008. This decrease resulted principally from a decrease in market interest rates, as well as an increase in liabilities to fulfill higher funding requirements caused by the increase in loan portfolio.

Our net interest income margin was 1.3% in 2010, compared to 2.1% in 2009 and 2.6% in 2008. This decrease in net interest income margin in 2010 resulted principally from a decrease in market interest rates given our high capitalization ratio.

Provision for Loan Losses

Three Months Ended March 31, 2011 and 2010.  For the three-month period ended March 31, 2011, we recorded a provision for loan losses of $7.8 million, compared with a credit for loan losses of $7.0 million for the corresponding period in 2010. Changes in the provision for loan losses were mainly due to a corresponding increase in our loan portfolio. The allowance for loan losses as a percentage of the loan portfolio was 1.0% at March 31, 2011, compared to 1.2% at March 31, 2010.

2010, 2009 and 2008.  For the year ended December 31, 2010, our credit for loan losses was $3.0 million, compared to a credit for loan losses of $1.7 million for the year ended December 31, 2009 and a credit for loan losses of $23.0 million for the year ended December 31, 2008. The allowance for loan losses as a percentage of the loan portfolio was 1.0% for 2010, 1.2% for 2009 and 1.4% for 2008. This decrease over time is due to an improvement in some of our shareholder countries’ credit ratings.

The credits and provisions in the periods described above reflect management’s estimates for both general and specific provisions. The specific provision is related to loans that have been adversely classified. The calculation of the amount set aside as the general provision is based on the sovereign ratings of the shareholder countries and their related probabilities of default, as provided by the major rating agencies, adjusted to take into account our privileges and immunities in our full member shareholder countries. The specific provision is calculated according to the requirements of ASC 310-10-35.

Non-Interest Income

Our non-interest income consists principally of commissions, dividends and equity in earnings of investments and other income.

Three Months Ended March 31, 2011 and 2010.  For the three-month period ended March 31, 2011, our non-interest income was $6.1 million, representing an increase of $4.7 million, or 328.4%, over non-interest income of $1.4 million for the corresponding period in 2010. This increase resulted principally from an increase in dividends, as well as an increase in gains in equity investments.

2010, 2009 and 2008.  For the year ended December 31, 2010, our total non-interest income was $7.9 million, representing a decrease of $6.1 million, or 43.5%, from total non-interest income of $14.0 million for the year ended December 31, 2009, which represented an increase of $4.5 million, or 46.9%, compared to total non-interest income of $9.5 million for the year ended December 31, 2008. The decrease in total non-interest income in 2010 over 2009 resulted principally from a decrease in dividends equity investments, and the increase in 2009 as compared to 2008 resulted principally from an increase in dividends and equity in earnings of investees.

Non-Interest Expenses

Our non-interest expenses consist principally of administrative expenses, representing 98.5% of total non-interest expenses in 2010.

Three Months Ended March 31, 2011 and 2010.  For the three-month period ended March 31, 2011, our non-interest expenses totaled $18.0 million, representing an increase of $2.3 million, or 14.4%, compared to non-interest expenses of $15.8 million for the corresponding period in 2010. More than 99.6% and 95.9% of non-interest expenses in the three-month periods ended March 31, 2011 and March 31, 2010, respectively, were comprised of administrative expenses. For the three-month period ended March 31, 2011, our general and administrative expenses as a percentage of our total average assets were 0.4%, at the same level as for the same period in 2010.

2010, 2009 and 2008.  For the year ended December 31, 2010, our total non-interest expenses were $70.8 million, representing an increase of $8.1 million, or 12.9%, over total non-interest expenses of $62.7 million for the year ended December 31, 2009, representing an increase of $3.7 million, or 6.4%, over total non-interest expenses of $59.0 million for the year ended December 31, 2008. The increase in 2010 resulted principally from an increase in administrative expenses given the expansion of our full member shareholder country base. The increase in 2009 resulted principally from an increase in administrative expenses given the expansion of our full member shareholder country base and the creation of two business hubs to be located in our current offices in Panama and Uruguay.

For the year ended December 31, 2010, administrative expenses were $69.8 million, or 0.4% of our total average assets, representing an increase of $7.2 million over administrative expenses for the year ended December 31, 2009. For the year ended December 31, 2009, administrative expenses were $62.6 million, or 0.4% of our total average assets, representing an increase of $6.1 million over administrative expenses of $56.5 million for the year ended December 31, 2008. These increases resulted principally from the impact of local currency expenses and inflation in Venezuela. Nevertheless, from December 31, 2008 to December 31, 2010, our administrative expenses have decreased as a percentage of our total average assets.

Equity investments, which do not have readily determinable fair values and in which we have a participation of less than 20% of the investee’s equity, are required to be recorded at cost according to U.S. GAAP. Also, management is required to assess the value of these investments and determine whether any value impairment is temporary or other than temporary. Impairment charges must be taken once management has determined that the loss of value is other than temporary. As a result of the analysis of these equity investments, management determined impairment charges as follows: $0 in 2010, $0 in 2009 and $1.2 million in 2008. These impairment charges represented 0.0%, 0.0% and 1.5% of our equity investments at December 31, 2010, 2009 and 2008, respectively.

The impairment charges were distributed as follows according to the type of investment:

	2010	2009	2008
	(In U.S.$ thousands)

Single companies	$—	$—	$—
Investment funds	$0.0	$0.0	$1,157.

Total	$0.0	$0.0	$1,157.

Balance Sheet

Total Assets and Liabilities

March 31, 2011.  At March 31, 2011, our total assets were $20.1 billion, representing an increase of $1.5 billion, or 8.1%, over total assets of $18.6 billion at December 31, 2010. At March 31, 2011, our total liabilities were $14.2 billion, representing an increase of $1.4 billion, or 11.3%, over total liabilities of $12.8 billion at December 31, 2010. The increase in assets resulted primarily from a corresponding increase in the loan portfolio and the increase in liabilities is explained by an increase in funding to respond to the demand for loans from borrowers in our shareholder countries.

2010 and 2009.  At December 31, 2010, our total assets were $18.6 billion, representing an increase of $2.7 billion, or 16.7%, over total assets of $15.9 billion at December 31, 2009. The increase in our total assets principally reflected an increase in liquid assets as well as in the loan portfolio. At December 31, 2010, our total liabilities were $12.8 billion, representing an increase of $2.2 billion, or 20.7%, over total liabilities of $10.6 billion at December 31, 2009. The increase in our total liabilities resulted from higher funding requirements.

Asset Quality

Overdue Loans

March 31, 2011.  There were $0.0 overdue loans at March 31, 2010.

2010 and 2009.  There were $0.0 overdue loans at December 31, 2010. There were $0.0 million in overdue loans at December 31, 2009.

Non-Accrual Loans

March 31, 2011.  There were $0.0 loans in non-accrual status at March 31, 2011.

2010 and 2009.  There were $0.0 loans in non-accrual status at December 31, 2010 and $0.0 loans in non-accrual status at December 31, 2009.

Restructured Loans

March 31, 2011.  At March 31, 2011, the total principal amount of outstanding restructured loans was $3.6 million, or 0.02% of the total loan portfolio.

2010 and 2009.  At December 31, 2010, the total principal amount of outstanding restructured loans was $3.6 million, or 0.03% of the total loan portfolio, and was unchanged from the level at December 31, 2009. The total amount represented one loan to a private sector borrower in Bolivia.

Loan Write-offs and Recoveries

March 31, 2011.  There were $0.0 loan write-offs during the three-month period ended March 31, 2011, and there were $0.0 write-offs in the corresponding period of 2010. We booked recoveries of $268 thousand during the three-month period ended March 31, 2011 and $1.8 thousand during the corresponding period of 2010.

2010 and 2009.  There were $0.0 loan write-offs in 2010 and 2009. We booked recoveries of $0.4 million and $2.4 million during 2010 and 2009, respectively.

See “Operations of CAF — Asset Quality” for further information regarding our asset quality. See “Operations of CAF — Loan Portfolio” for details regarding the distribution of our loans by country and economic sector.

Off-Balance Sheet Transactions

We enter into off-balance sheet arrangements in the normal course of our business to facilitate our business and objectives and reduce our exposure to interest rate and foreign exchange rate fluctuations. These arrangements, which may involve elements of credit and interest rate risk in excess of amounts recognized on our balance sheet, primarily include (1) credit agreements subscribed and pending disbursement, (2) lines and letters of credit for foreign trade and (3) partial credit guarantees of shareholder country obligations. For further discussion of these arrangements, see Note 20 (“Commitments and Contingencies”) to our audited financial statements.

Liquidity

We seek to ensure adequate liquidity by maintaining liquid assets in an amount exceeding the greater of:

(1) 45% of total undisbursed project loan commitments; and

(2) 35% of the sum of our next 12 months’

(a) estimated debt service, plus

(b) estimated project loan disbursements.

Our investment policy requires that at least 80% of our liquid assets be held in the form of investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization. The remaining portion may be invested in non-investment grade instruments rated B-/Ba3/B or better by a U.S. nationally-recognized statistical rating organization. Our investment policy emphasizes security and liquidity over yield.

March 31, 2011.  At March 31, 2011, our liquid assets consisted of $4.5 billion of cash, time deposits and securities, of which 97.6% were invested in investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization; 37.9% of our liquid assets were invested in time deposits in financial institutions, 21.6% in commercial paper, 11.1% in corporate and financial institution bonds, 5.5% in certificates of deposit, 9.4% in bonds of non-U.S. government and government entities and 14.4% in other instruments.

2010 and 2009.  At December 31, 2010, our liquid assets consisted of $4.1 billion of cash, time deposits and securities, of which 97.4% were invested in investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization; 37.6% of our liquid assets were invested in time deposits in financial institutions, 21.4% in commercial paper, 16.1% in corporate and financial institution bonds, 8.3% in certificates of deposit, 6.3% in bonds of non-U.S. government and government entities and 10.4% in other instruments. At December 31, 2009, our liquid assets amounted to $3.7 billion, of which 97.0% were invested in instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization; 39.1% of our liquid assets were invested in time deposits in financial institutions, 28.5% in commercial paper, 13.6% in corporate and financial institution bonds, 9.6% in certificates of deposit, 1.2% in bonds of non-U.S. government and government entities and 8.1% in other instruments.

Strategy and Capital Resources

Our business strategy is to provide financing for projects, trade and investment in the shareholder countries. Management expects our assets to grow in the future, which will increase our need for additional funding; likewise, maturing debt obligations will need to be replaced. In addition to scheduled capital increases, management anticipates a need to increase funds raised in the international capital markets and to maintain funding through borrowings from multilateral and other financial institutions. While the substantial majority of our equity will continue to be held by full member shareholder countries, we intend to continue offering equity participation to associated shareholder countries through the issuances of Series “C” shares to such countries. See “Capital Structure”.

We intend to continue our programs to foster sustainable growth within the shareholder countries, and to increase our support for the private sector within our markets, either directly or through financial intermediaries. See “Operations of CAF” below.

OPERATIONS OF CAF

CAF’s purpose is to foster and promote economic development, social development and integration within the shareholder countries through the efficient use of financial resources in conjunction with both private sector and public sector entities. To accomplish our objective, we primarily engage in short, medium and long-term loans and guarantees. To a lesser extent, we make limited equity investments in funds and companies, and provide technical and financial assistance, as well as administrative services for certain regional funds.

CAF also provides lending for projects in associated shareholder countries, including but not limited to projects that promote trade or integration with full member shareholder countries.

Business Management of CAF

Our business management is divided into two broad functions: client relationship management and financial management.

Client Relationship Management

Our client relationship management function is conducted by a group of relationship managers and sector and product specialists who are responsible for the development, structuring, appraisal and implementation of our lending activities. Clients are identified through direct contact, referrals from our representative offices and referrals from third parties such as shareholders, multilateral institutions, international financial institutions and other clients.

Our client relationship management function is currently fulfilled by the following five departments, each headed by a Vice President:

•	Country Programs, which is responsible for our relationships with governments, public sector corporations and financial institutions and for the development of a global approach to business activities in each of the shareholder countries;

•	Infrastructure, which is responsible for the financing of public infrastructure projects and the analysis of public policies within the different development sectors;

•	Corporate and Financial Sector, which is responsible for our relationships with private sector corporations and financial institutions, while simultaneously furnishing advisory services to our clients;

•	Social and Environmental Development, which is responsible for investments in social and environmental areas and in micro, small and medium size enterprises; and

•	Development Strategies and Public Policies, which is responsible for developing strategies, policies and initiatives within CAF’s mission and objectives, as well as coordinating the financing of SMEs (small and medium enterprises).

The client relationship management group is also responsible for reviewing and developing lending policies and procedures and for monitoring the quality of the loan portfolio on an ongoing basis. In these duties, the client relationship management group is assisted by our Credit Administration Office and our Corporate Comptroller Office.

Financial Management

Our financial management group is responsible for managing our funded debt, as well as our liquid assets. This group is responsible for developing, structuring, appraising and implementing our borrowing activities. It is also responsible for reviewing and developing policies and procedures for the monitoring of our financial well-being and for the proper management of liquidity. The financial management group is headed by the Vice President of Finance.

The asset distribution group is a part of the financial management group, and it has two basic responsibilities:

(1) structuring “A/B” loan transactions in which we loan a portion of the total amount and other financial institutions loan the remainder; and

(2) selling loans to international banks interested in increasing their exposure in the shareholder countries.

The staff of our financial management group works in close coordination with our client relationship managers. Our client relationship management group and financial management group are supported by the financial control and budget, human resources, information systems and legal departments.

Loan Portfolio

We extend medium-term and long-term loans to finance both public sector and private sector projects in the shareholder countries, either directly to a project or through a financial intermediary in a shareholder country that lends the funds to the appropriate project. To a lesser extent, we also provide loans to finance trade by and among the shareholder countries. Loans may be used for any component of a project, subject to exceptions relating to, among other things, the acquisition of land and the payment of taxes. We endeavour to concentrate our lending activities on national and multinational economic development projects, especially those involving electricity, gas and water supply, transport or communications in two or more shareholder countries and those that generate foreign exchange.

We provide credit lines to financial institutions in the shareholder countries. The purpose of these credit lines is to enable these institutions to finance projects that fall within our overall objectives, but that are not sufficiently large to justify our being directly involved in the project. The relevant financial institutions are thereby provided with funds that enable them to strengthen their financial resources within parameters previously agreed to with us. Under such multisectoral credit lines, we take the credit risk of the financial intermediary and also have recourse to the underlying borrowers. The financial intermediaries are responsible for repayment of their loans from us regardless of whether the underlying borrower repays the financial intermediary.

We endeavour to strengthen trade by and among shareholder countries and to assist companies in the shareholder countries to access world markets. Our trade-financing activities are complementary to those of the export credit agencies of shareholder countries because we finance qualifying import or export operations, whereas those agencies generally are limited to providing financing only for goods exported from the respective countries. Through trade-financing, we finance the movement of merchandise. We also provide credit support to trade activities through the confirmation of letters of credit in situations where the issuing local bank would not be perceived as sufficiently creditworthy by financial institutions in the beneficiary’s country.

In 1997, we began making a portion of our loans through an “A/B” loan program, where CAF acts as lender of record for the entire loan and sells non-recourse participations in the “B” portion of the loan to commercial banks. The “A” portion of the loan is made directly to the borrower by us. Under the “B” portion, banks provide the funding and assume the credit risk; CAF does not provide funding under the “B” portion and, therefore, does not assume any credit risk. Because we act as the lender of record for the entire loan, thereby operating as the one official lender in the transaction, commercial banks are exempted from country risk provisions and, therefore, the borrower receives an interest rate that is generally lower than the rate available in the commercial markets. The lower interest rate is a result, among other factors, of the reduced inherent risk resulting from our status as a multilateral financial institution.

Our loan pricing is typically based on our cost of funds plus a spread to cover operational costs and credit risks. All sovereign-risk loans are made at the same spread for comparable maturities. Generally, our loans are made on a floating interest rate basis. Under certain exceptional circumstances, loans may be made at fixed interest rates, provided that the corresponding funding is obtained at fixed interest rates. We generally charge a loan origination fee up to 1.0% of the total loan amount and a commitment fee equal to 0.25% per annum on undisbursed loan balances. Substantially all loans are denominated in U.S. dollars.

Our policies generally require that loans to public sector entities have the benefit of sovereign guarantees. Exceptions have been made for a few highly-capitalized entities. Loans to private sector entities other than banks generally must have the benefit of bank or other guarantees, or other collateral acceptable to us.

During the two-year period ended December 31, 2010, our total assets grew at a compound average annual rate of 14.2%, in part reflecting the economic growth in most of the full member shareholder countries. At December 31, 2010, our total assets were $18.5 billion, of which $13.8 billion, or 74.3%, were disbursed and outstanding loans. At December 31, 2010, the “B” loan portion of our “A/B” loan transactions totaled $1.0 billion. The tables on loan exposure that follow reflect only the “A” portion of the respective “A/B” loan transactions since we only assume the credit risk of the “A” loan portion. During this two-year period, our lending portfolio grew at a compound average annual rate of 16.3%. Our management expects further loan growth to be funded by additional borrowings and deposits, retained earnings and planned capital increases.

Loans to Public and Private Sector Borrowers

Our total loan portfolio outstanding, classified by public sector and private sector borrowers, was as follows:

	At December 31,
	2010		2009	2008
	(in U.S.$ millions)

Public Sector	80.2%	11,050	9,324.4	7,824.5
Private Sector	19.8%	2,728	2,355.7	2,357.6

	100.0%	13,778.0	11,680.1	10,182.1

Fair value adjustments on hedging activities		5.1	6.6	2.0

Total		13,783.0	11,686.7	10.184.1

Loans by Borrowing Country

Our total loan portfolio outstanding, classified on a country-by-country basis, according to the location of the borrower, was as follows:

	At December 31,
	2010		2009	2008
	(in U.S.$ millions)

Bolivia	9.4%	1,301.1	1,157.7	1,102.1
Brazil	8.1%	1,116.0	1,033.7	825.4
Colombia	14.3%	1,965.9	1,688.7	1,705.3
Ecuador	17.7%	2,436.6	2,051.7	2,017.6
Panama	1.0%	139.6	126.1	100.1
Peru	15.8%	2,181.7	1,864.5	1,769.7
Uruguay	4.8%	656.7	581.5	231.6
Venezuela	16.2%	2,227.6	1,765.1	1,535.1
Other(1)	12.7%	1,752.7	1,411.0	895.1
	100.0%	13,778.0	11,680.1	10,182.1

Fair value adjustments on hedging activities		5.1	6.6	2.0
Total		13,783.0	11,686.7	10,184.1

(1)	Principally loans outside the full member shareholder countries at December 31, 2010.

Loans Approved and Disbursed by Country

Our loan approval process is described under “— Credit Policies”. After approval, disbursements of a loan proceed in accordance with the contractual conditions of the loan agreement.

Set forth below is a table of the amount of loans approved and loans disbursed, classified by country, for each of the years indicated:

	Approved			Disbursed(1)
	2010	2009	2008	2010	2009	2008
	(in U.S.$ millions)

Bolivia	426.0	510.8	559.7	253.0	216.0	444.0
Brazil	1,980.1	907.0	1,798.2	1,225.7	1,021.6	950.8
Colombia	992.1	2,050.4	1,482.6	1,601.5	927.0	892.3
Ecuador	900.6	872.7	603.9	721.4	289.7	443.2
Panama	312.4	232.0	634.7	23.4	6.4	15.8
Peru	1,693.2	2,287.1	1,447.9	2,494.2	650.3	1,531.4
Uruguay	120.3	590.3	600.5	95.3	377.0	170.1
Venezuela	1,637.8	626.6	72.2	684.7	411.8	259.7
Others(2)	2,470.6	1,093.8	746.1	594.5	684.0	584.3

Total	10,533.0	9,170.7	7,945.8	7,693.7	4,583.7	5,291.7

(1)	Includes short-term loans in the amounts of $4,057.2 million, $3,152.4 million, and $2,476.4 million, respectively, for each of the years in the three-year period ended December 31, 2010.

(2)	Loans outside the full member shareholder countries at December 31, 2010, of which $1,606.8 million was approved and $282.6 million was disbursed to entities in Argentina in 2010.

During the three years ended December 31, 2010, the growth rate of loans by country was as follows: Bolivia, 9.0%; Brazil, 17.1%; Colombia, 7.6%; Ecuador, 10.4%; Panama, 19.8%; Peru, 11.6%; Uruguay, 91.8%, and Venezuela, 22.6%. The growth of the loan portfolio during the two-year period ended December 31, 2010 reflects increases in loan approvals as a result of the region’s economic growth during the period and our increased share of infrastructure financings in the region.

Loans to associated shareholder countries holding Series “C” shares (as described under “Capital Structure — General”) totaled $1,752.7 million in 2010, compared to loans to associated shareholder countries holding Series “C” shares totaling $1,411.0 million and $2,052.3 million in 2009 and 2008, respectively. To date, our loans in associated shareholder countries have primarily been to Brazilian and Argentinean borrowers; Brazil and Argentina became full member shareholders countries on January 7, 2010 and February 25, 2011, respectively. Management expects loans to the new full member shareholder countries (Argentina, Brazil, Panama and Uruguay) to increase as a percentage of the total loan portfolio.

Management anticipates that our loan portfolio will continue to grow as a result of our strategy to expand our shareholder base, both by issuing shares to new shareholder countries and by additional capital subscriptions by existing shareholder countries, which may result in increased loan demand for projects in such countries.

Distribution of Loans by Industry

At December 31, 2010, our loan portfolio outstanding was distributed by industry as follows:

										Total by	% of
	Bolivia	Brazil	Colombia	Ecuador	Panama	Peru	Uruguay	Venezuela	Others(2)	Sector	Total
	(in U.S.$ millions)

Agriculture, hunting and forestry	21.3	—	19.2	—	—	—	—	—	—	40.5	0.3%
Exploitation of mines and quarries	—	—	—	—	50.0	—	—	—	16.0	56.0	0.5%
Manufacturing industry	31.9	—	26.9	71.0	—	—	—	—	70.0	199.8	1.5%
Supply of electricity, gas and water	155.4	294.2	248.4	323.6	.163.5	0.3	196.9	1,471.3	1,235.9	4,089.5	29.7%
Transport, warehousing and communications	861.1	185.0	462.7	458.9	1,226.60	69.3	159.7	571.7	367.3	4,362.5	31.7%
Financial intermediaries(1)	33.6	636.7	559.2	169.2	433.1	20.0	—	17.9	82.8	1,952.5	14.2%
Social and other infrastructure programs	197.9	—	649.5	1,413.8	308.5	—	300.0	166.7	30.7	3,067.2	22.3%
Other activities	—	—	—	—	—	—	—	—	—	—	—

Total	1,301.1	1,116.0	1,965.8	2,436.6	2,181.7	89.6	656.7	2,227.6	1,802.80	13,778.0	100.0%

(1)	Multisectoral credit lines to public sector development banks, private banks and other institutions.

(2)	This column includes loans outside the full member shareholder countries at December 31, 2010.

Maturity of Loans

At December 31, 2010, our outstanding loans were scheduled to mature as follows:

	2011	2012	2013	2014	2015	2016-2022
	(in U.S.$ millions)

Principal amount	2,328.8	1,635.9	1,377.3	1,240.4	1,102.5	6,093.1

Ten Largest Borrowers

The following table sets forth the aggregate principal amount of loans to our ten largest borrowers, and the percentage such loans represented of the total loan portfolio, at December 31, 2010:

		As a Percentage
		of Total Loan
Borrower	Amount	Portfolio
	(in U.S.$ millions)

Bolivarian Republic of Venezuela	2,227.6	16.2%
Republic of Ecuador	2,139.0	15.5%
Republic of Peru	1,440.3	10.4%
Republic of Argentina	1,246.3	9.0%
Plurinational State of Bolivia	1,168.5	8.5%
Republic of Colombia	1,012.9	7.3%
Oriental Republic of Uruguay	280.0	2.0%
Banco de Crédito del Peru (Peru)(1)	200.0	1.5%
Banco Itaú BBA (Brazil)(1)	200.0	1.5%
Banco Santander Banespa, S.A (Brazil)(1)	185.4	1.3%

Total	10,100.0	73.3%

(1)	Privately owned financial intermediary.

Selected Projects

Set out below are examples of projects approved by CAF during 2010 and the respective loan approval amounts.

Argentina

Republic of Argentina/Program to recover the railways of “General Belgrano Cargas”— $326 million loan to the National Government to finance the rehabilitation of the most extensive railway in Argentina, thereby improving the connection of the corridor “Embarcacion-Avia Terai-Barranqueras-Rosario.”

Bolivia

Plurinational State of Bolivia/ Program of water and irrigation — $126 million loan to partially guarantee the country’s food supply through various irrigation projects and the execution of programs to supply drinkable water.

Brazil

Different Commercial Banks/Financial Lines for total amount of $1.1 billion to finance foreign trade operations, working capital and investments in capital goods.

Centrais Elétricas Brasileiras/Eletrobrás project co- financing — $500 million loan to finance the company’s investment projects.

Colombia

Republic of Colombia/Mass transit program TRANSMILENIO — $102 million loan to finance the construction of the mass transit program TRANSMILENIO in Bogota, specifically in the Avenue Suba (part of Phase II of the overall project) and Phase III of said project.

Ecuador

Republic of Ecuador/Program for water supply and sanitation — $300 million loan to support public investment in the water supply and sanitation sector for community development “PROMADEC Phase II”.

Panama

Banco Nacional de Panama/ Program for sanitation of the bay and city of Panama — $120 million loan to finance the constructions of civil engineering works, materials and equipment for the “Interceptor” tunnel, the water treatment plant of the city and bay of Panama.

Paraguay

Different commercial banks/financial lines for total amount of $35 million to finance foreign trade operations, working capital and investments in capital goods.

Peru

Republic of Peru/Program for investing in the improvement and rehabilitation of road infrastructure — $300 million financing to preserve and update road infrastructure through the execution of projects that involve improvement and rehabilitation of highways in different regions of the country.

Uruguay

Oriental Republic of Uruguay/ Non-revolving contingent line of credit — $120 million loan to support the national government’s strategy for management of its public debt, to be used as a preventive instrument in the event it cannot access the international debt markets in conditions consistent with its strategy.

Venezuela

Bolivarian Republic of Venezuela/Program to strengthen the national electric system — $500 million loan for investments in projects involving the electric sector within the development of the national electric sector (PDSEN), particularly for the improvement of the transmission and distribution of electricity throughout the country.

Other Activities

Treasury Operations

Our investment policy requires that at least 80% of our liquid assets be held in the form of investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization. The remaining portion may be invested in unrated or non-investment grade instruments rated B-/Ba3/B- or better by a U.S. nationally-recognized statistical rating organization. At December 31, 2010, our liquid assets amounted to $4.1 billion of which 37.6% were invested in time deposits in financial institutions, 21.4% in commercial paper, 16.1% in corporate and financial institution bonds, 8.3% in certificates of deposit, 6.3% in bonds of non-U.S. government and government entities and 10.4% in other instruments.

Equity Shareholdings

We may acquire equity shareholdings in new or existing companies within the shareholder countries, either directly or through investment funds focused on Latin America. Our equity participation in any one company is limited to 1% of our shareholders’ equity. Our policies do not permit us to be a company’s largest individual shareholder. In addition, the aggregate amount of our equity investments cannot exceed 10% of our shareholders’ equity. At December 31, 2010, the carrying value of our equity investments totaled $94.7 million, representing 1.7% of our shareholders’ equity. At December 31, 2010, 57.6% of our equity portfolio was held through investment funds.

Credit Guarantees

We have developed our credit guarantee product as part of our role of attracting international financing for our shareholder countries. As such, we may offer guarantees of private credit agreements or we may offer public guarantees of obligations of the securities of third party issuers. We generally offer only partial credit guarantees with the intention that private lenders or holders of securities share the risk along with us.

The emphasis of the credit guarantees is to aid in the financing of public sector projects, though we do not have any internal policies limiting our credit guarantees to public sector projects. Also, although we generally intend to guarantee approximately 25% of the financing for a given project, we may guarantee up to the full amount of the financing, subject to our other credit policies. Our internal policies limit the aggregate outstanding amount of our credit guarantees to a maximum amount equivalent to 20% of our net worth. The amount of credit guarantees outstanding was $226.0 million at December 31, 2010. Those credit guarantees represent 3.93% of our total net worth and were issued for 2 public sector projects in Bolivia, a public sector project in Peru, a private sector project in Mexico, as well as several private sector companies that are operating in Peru and Bolivia.

Promotion of Regional Development

As part of our role in advancing regional integration, we evaluate on an ongoing basis new investment opportunities intended to benefit the shareholder countries. We also provide technical and financial assistance for the planning and implementation of binational and multinational projects, help obtain capital and technology for these projects and assist companies in developing and implementing modernization, expansion and organizational development programs.

Fund Administration

In 2010, we acted as fund administrator for several funds funded by third parties and by our shareholders, the net assets of which totaled $426.5 million at December 31, 2010.

Each year, these funds are usually recapitalized by our shareholders through contributions made from CAF’s prior year’s net income. In 2010, 2009 and 2008, such contributions to these funds were $93.5 million, $70.0 million and $92.5 million from the net income of 2010, 2009 and 2008, respectively. These funds are not part of CAF’s accounts.

At December 31, 2010, the principal funds were the Technical Co-operation Fund, the Fund for Human Development, the Compensatory Financing Fund, the Fund for the Development of Small and Medium Enterprises, Latin American Carbon Program, the Fund for the Promotion of Sustainable Infrastructure Projects, and the Fund for Border Integration and Cooperation.

Technical Co-operation Fund

At December 31, 2010, the Technical Co-operation Fund had a balance of $24.1 million. The purpose of this fund is to finance research and development studies that may lead to the identification of project investment opportunities and also, on occasion, to provide grants that are typically less than $100,000 each to facilitate the implementation of those projects.

Fund for Human Development

At December 31, 2010, the Fund for Human Development had a balance of $20.0 million. This fund is devoted to assist projects intended to promote sustainable development in socially excluded communities, as well as to support micro-enterprises through the financing of intermediary institutions that offer direct loans to rural and urban micro-entrepreneurs.

Compensatory Financing Fund

At December 31, 2010, the Compensatory Financing Fund had a balance of $256.9 million. This fund was created to provide interest rate compensation when a project providing social or developmental benefits is otherwise unable to sustain market interest rates.

Fund for the Development of Small and Medium Enterprises

At December 31, 2010, the Fund for the Development of Small and Medium Enterprises had a balance of $35.2 million. The purpose of this fund is to finance and, in general, support initiatives that aid the development of an entrepreneurial class in our shareholder countries.

Latin American Carbon Program

At December 31, 2010, the Latin American Carbon Program had a balance of $8.2 million. This program is dedicated to the implementation of market mechanisms that allow developing countries to participate in the environmental services market. The program is engaged in the emerging greenhouse gas reductions market in Latin America and the Caribbean through several mechanisms, including those allowed by the Kyoto Protocol.

Fund for the Promotion of Sustainable Infrastructure Projects

At December 31, 2010, the Fund for the Promotion of Sustainable Infrastructure Projects had a balance of $29.3 million. The purpose of this fund is to finance infrastructure projects and the study thereof, in order to support regional integration.

Fund for Border Integration and Cooperation

At December 31, 2010, the Fund for Border Integration and Cooperation had a balance of $3.2 million. The fund seeks to strengthen cooperation and border integration at the bilateral and multilateral levels by supporting and financing the identification, preparation and execution of high-impact projects that promote sustainable human development in the border regions of CAF’s shareholder countries.

Credit Policies

The Constitutive Agreement limits the total amount of disbursed and outstanding loans, guarantees and equity investments to 4.0 times shareholders’ equity. Our actual ratio on December 31, 2010 was 2.5 times shareholders’ equity.

We apply commercial banking standards for credit approvals and maintain policies and procedures regarding risk assessment and credit policy. Relationship managers perform an initial screening of each potential client and transaction to ensure that the proposed extension of credit falls within our policies. Proposed project loans are evaluated in accordance with our Operational Policies, which set out detailed eligibility and evaluation guidelines. Loans to a private sector borrower are approved taking into consideration both the individual loan and the total exposure to the borrower.

The Loans and Investments Committee recommends approvals of loans and investments. The members of this Committee are the Vice Presidents, the General Legal Counsel and the Head of Credit Administration. The committee is chaired by the Executive Vice President. The Secretary of the Committee is an officer from the Credit Administration Office. The Executive President, upon the recommendation of the Loans and Investments Committee, may approve loans of up to $75.0 million for sovereign credits, up to $50.0 million for private credits, up to $25.0 million for equity investments, up to $30.0 million for investments in liquid assets for each issuer (unless the issuer is: (i) at least investment grade, in which case the investment may be up to $150.0 million, (ii) a government or governmental institution with an investment grade rating of at least AA+, in which case the investment may be up to $400.0 million, or (iii) a government or governmental institution with an investment grade rating of AAA or certain other international bodies, in which case the investment may be up to $500.0 million), and up to $1.0 million for technical cooperation credits. In excess of these amounts, loans of up to $150.0 million for sovereign credits, up to $80.0 million for private credits, up to $50.0 million for equity investments, up to $50.0 million for investments in liquid assets for each issuer (unless the issuer is: (i) at least investment grade, in which case the investment may be up to $200.0 million, (ii) a government or governmental institution with an investment grade rating of at least AA+, in which case the investment may be up to $450.0 million, or (iii) a government or governmental institution with an investment grade rating of AAA or certain other international bodies, in which case the investment may be up to $650.0 million), and up to $2.0 million for technical cooperation credits must be approved by the Executive Committee of our Board of Directors or the Board of Directors itself. Loans in excess of the aforementioned Executive Committee’s limits require the approval of our Board of Directors.

Our policies also impose limitations on loan concentration by country and by type of risk. Loans to entities in any one full member shareholder country may not exceed either 30% of our loan portfolio or 100% of our shareholders’ equity. Aggregate loans to entities in any associated shareholder country currently may not exceed eight times the total of such country’s paid-in capital contribution to us plus any assets entrusted by the country to us under a fiduciary relationship. This limit does not apply to trade loan financing with full member shareholder countries. Additionally, no more than four times the country’s paid-in capital contribution to us plus any assets entrusted to us under a fiduciary relationship may be committed to operations essentially national in character. The same limitation applies to our total loan portfolio in relation to our shareholders’ equity. Loans to a public sector or mixed-capital entity not considered a sovereign risk are limited in the aggregate to 15% of our shareholders’ equity, and loans to any private sector entity are limited in the aggregate to 10% of our shareholders’ equity.

Operations in which we extend credit to entities in Series “C” shareholder countries must generally be related to activities of such entities in, or related to, the full member shareholder countries. The aggregate total of outstanding loans to entities in such countries for purely local activities may not exceed four times the amount of paid-in capital contributed by that country.

Our policies permit us to provide up to 100% of the total project costs with respect to short-term loans. For medium-and long-term loans, we determine the appropriate level of financing on a case-by-case basis;

however, limited-recourse financing in such loans may not exceed 50% of project costs. In practice, however, we typically limit our loans to a smaller percentage of total project costs and generally require a larger percentage of financial support by the borrower than required by our credit policies.

Asset Quality

We classify a loan as overdue whenever payment is not made on its due date. We charge additional interest on the overdue payment from the due date and immediately suspend disbursements on all loans to the borrower and to any other borrowers of which the overdue borrower is a guarantor. The entire principal amount of a loan is placed in non-accrual status when collection or recovery is doubtful or when any payment, including principal, interest, fees or other charges in respect of the loan, is more than 90 days overdue in the case of a private sector loan or more than 180 days overdue in the case of a public sector loan. Interest and other charges on non-accruing loans are included in income only to the extent that payments have actually been received by us.

At December 31, 2010, there were $0.0 loans overdue or in non-accrual status. At December 31, 2009, there were $0.0 million in overdue loans and $0.0 loans in non-accrual status. For the years ended December 31, 2010 and 2009, there were $0.0 and $0.0, respectively, overdue interest or other charges in respect of non-accrual status loans excluded from net income.

At December 31, 2010, there were $0.0 loan write-offs. We have not suffered any individually significant losses on our loan portfolio. Although our loans do not enjoy any legal preference over those of other creditors, we do enjoy a de facto preferred creditor status arising from our status as a multilateral financial institution and from the interest of our borrowers in maintaining their credit standing with us. Although some of our shareholder countries have restructured their sovereign debt obligations, none of them have ever defaulted on their debt obligations to CAF.

Quality of Loan Portfolio

The following table shows our overdue loan principal, loans in non-accrual status, and the total allowance for loan losses and their percentages of our total loan portfolio at the respective dates indicated, as well as loans written-off during each period:

	At December 31,
	2010	2009	2008
	(in U.S.$ millions)

Total loan portfolio	13,783.0	11,686.7	10,184.1
Overdue loan principal	0.0	0.0	0.1
Loans in non-accrual status	0.0	0.0	0.0
Loans written-off during period	0.0	0.0	4.0
Allowance for loan losses	141.4	143.9	143.2
Overdue principal payment as a percentage of loan portfolio (excluding non-accrual loans)	0.0%	0.0%	0.0%
Non-accrual loans as a percentage of loan portfolio	0.0%	0.0%	0.0%
Allowance for loan losses as a percentage of loan portfolio	1.0%	1.2%	1.4%

FUNDED DEBT

Funding Strategy

We raise funds for operations primarily in the international financial markets, although a relatively small part is raised within our shareholder countries. Our strategy with respect to funding, to the extent possible under prevailing market conditions, is to match the maturities of our liabilities to the maturities of our loan portfolio. In order to diversify our funding sources and to offer potential borrowers a wide range of credit facilities, we raise funds through bond issues in both the shareholder countries and the international capital markets. We also take deposits and obtain loans and credit lines from central banks, commercial banks and, to the extent of imports related to projects funded by us, export credit agencies.

Within the shareholder countries, we raise funds from central banks and financial institutions and by means of regional bond issues. Outside Latin America and the Caribbean, we obtain funding from public sector development and credit agencies, from development banks, from various North American, European and Asian commercial banks, from capital markets and from the U.S. and European commercial paper markets.

Sources of Funded Debt

The breakdown of our outstanding funded debt, both within and outside the shareholder countries, at each of the dates indicated below was as follows:

	At December 31,
	2010	2009	2008
	(in U.S.$ millions)

Within the shareholder countries:
Term deposits	2,739.5	2,650.7	2,773.1
Loans and lines of credit	10.6	13.9	4.3
Bonds	709.2	785.6	790.7

	3,459.3	3,450.2	3,568.1
Outside the shareholder countries:
Deposits, acceptances and advances, commercial paper and repurchase agreements	1,524.3	1,265.4	802,4
Loans and lines of credit	980.2	777.0	679.7
Bonds	6,116.7	4,502.8	3,738.5

	8,621.2	6,545.2	5,220.7

	12.080.4	9,995.4	8,788.8
Variation effect between spot and original FX rate	30.4	183.0	275.8

Fair value adjustments on hedging activities	363.9	225.3	341.8

Total	12,474.8	10,403.8	9,406.4

Maturity of Funded Debt

The breakdown of our outstanding funded debt, by instrument and maturity, at each of the dates indicated below was as follows:

	At December 31,
	2010	2009	2008
	(in U.S.$ millions)

Term deposits:
Up to 1 year	2,739.5	2,650.7	2,773.1
Acceptances, advances and commercial paper and repurchase agreements:
Up to 1 year	1,524.3	1,265.4	802.4
Loans and lines of credit:
Up to 1 year	143.6	128.9	147.9
Between 1 and 3 years	279.7	250.6	252.9
Between 3 and 5 years	341.1	147.4	135.8
More than 5 years	226.4	263.9	147.5

	990.8	790.9	684.0
Bonds:
Up to 1 year	578.6	447.0	476.1
Between 1 and 3 years	1,409.0	1,506.9	1,209.5
Between 3 and 5 years	2,041.5	953.5	1,511.9
More than 5 years	2,796.9	2,380.9	1,331.7

	6,825.9	5,288.4	4,529.2
Totals:
Up to 1 year	4,986.0	4,492.1	4,199.5
Between 1 and 3 years	1,688.7	1,757.6	1,462.4
Between 3 and 5 years	2,382.5	1,100.9	1,647.7
More than 5 years	3,023.2	2,644.9	1,479.2

	12,080.4	9,995.4	8,788.8
Variation effect between spot and original FX rate	30,4	183.0	275.8
Fair value adjustments on hedging activities	363.9	225.3	341.8

Total	12,474.8	10,403.8	9,406.4

Our borrowings are primarily U.S. dollar-based: 79% of our total borrowings, or 98.8% of borrowings after swaps, were denominated in U.S. dollars at December 31, 2010. The principal amount of non-U.S. dollar borrowings outstanding at December 31, 2010 included 800.0 million Euro, 39,400.0 million Yen, 450.0 million Swiss Francs, 1.6 million Canadian Dollars, 483,980.0 million Colombian Pesos, 750.0 million Mexican Pesos, 392.7 million Peruvian Nuevos Soles and 450.0 million Venezuelan Bolivares; all of such non-U.S. dollar borrowings are swapped or otherwise hedged.

DEBT RECORD

We have never defaulted on the payment of principal of, or premium or interest on, any debt security we have issued, and we have always met all of our debt obligations on a timely basis.

ASSET AND LIABILITY MANAGEMENT

We reduce our sensitivity to interest rate risk by extending our loans on a floating rather than a fixed interest rate basis. As a result, at December 31, 2010, 99.7% of our outstanding loans were based on LIBOR and subject to interest rate adjustments at least every six months. The liabilities that fund these loans are also contracted at, or swapped into, floating interest rates. When we make loans at fixed interest rates, we also obtain the corresponding funding on a fixed interest rate basis.

We require that counterparties with which we enter into swap agreements be rated “A+/A1” or better by two U.S. nationally recognized statistical rating organizations or have signed a credit support agreement (resulting in the corresponding exchange of collateral). At December 31, 2010, we were party to swap agreements with an aggregate notional amount of $7.1 billion.

We seek, to the extent possible under prevailing market conditions, to match the maturities of our liabilities to the maturities of our loan portfolio. At December 31, 2010, the weighted average life of our financial assets was 4.7 years and the weighted average life of our financial liabilities was 3.6 years. Based on our asset and liability structure at December 31, 2010, we have a positive cumulative gap over a 10 year horizon. This positive gap denotes asset sensitivity, which means that decreases in the general level of interest rates should have a negative effect on our net financial income and, conversely, increases in the general level of interest rates should have a positive effect on our net financial income.

Our management expects the weighted average life of our financial assets to increase gradually, as we make more long-term loans for infrastructure development and similar purposes. At the same time, our management expects that the weighted average life of our liabilities will also increase as a result of our strategy of increasing our presence in the international long-term bond market as market conditions permit.

At December 31, 2010, approximately 99.8% of our assets and 77.1% of our liabilities were denominated in U.S. dollars, with the remainder of our liabilities being denominated principally in Euro, Yen and Swiss Francs, which liabilities were swapped. After swaps, 99.6% of our liabilities were denominated in U.S. dollars. Generally, funding that is contracted in currencies other than the U.S. dollar is swapped into U.S. dollars. In some cases, we extend our loans in the same non-U.S. dollar currencies as debt is incurred in order to minimize exchange risks. Our shareholders’ equity is denominated entirely in U.S. dollars.

Our treasury asset and liability management involves managing liquidity, funding, interest rate and exchange rate risk arising from non-trading positions through the use of on-balance sheet instruments. Our external asset managers use derivatives to hedge the interest and exchange rate risk exposures of our non-U.S. dollar denominated investments. Our policy is that our total exposure on trade derivatives should not exceed 3% of liquid investments. See “Derivative Instruments and Hedging Activities” in the Notes to the Financial Statements for the years ended December 31, 2010, 2009 and 2008 (Note 17).

ADMINISTRATION

We are governed and administered by the bodies and officials detailed below:

Shareholders’ General Meeting

The shareholders’ general meeting is the ultimate decision-making body within CAF. Shareholders’ general meetings can be ordinary or extraordinary and are governed by the requirement for the presence of a quorum and compliance with other conditions set out in the Constitutive Agreement.

Shareholders’ ordinary general meetings are held once a year, within 90 days of the close of the financial year, and are convened by the Executive President. The shareholders’ ordinary general meeting:

(1)	considers the Board of Directors’ annual report and our financial statements, receives the independent auditors’ report and allocates our net income;

(2)	elects the Board of Directors according to the Constitutive Agreement;

(3)	appoints external auditors;

(4)	determines compensation for the Board of Directors and the external auditors; and

(5)	may consider any other matter expressly submitted to it which is not within the purview of any other body of CAF.

Shareholders’ extraordinary general meetings may be convened after a call has been made at the initiative of the Board of Directors, or the Executive President, or at least 40% of Series “A” shareholders or any shareholders representing at least 25% of paid-in capital. The shareholders’ extraordinary general meeting may:

(1)	increase, reduce or replenish our capital in accordance with the Constitutive Agreement;

(2)	dissolve CAF;

(3)	change the headquarters of CAF when the Board of Directors so proposes; and

(4)	consider any other matter that has been expressly submitted to it that is not within the purview of any other body of CAF.

Resolutions before shareholders’ ordinary general meetings are passed by the votes of at least 60% of Series “A” shareholders, together with a majority of the votes of the other shares represented at the meeting. Resolutions passed at shareholders’ extraordinary general meetings (including a decision to dissolve CAF) require the votes of 80% of Series “A” shareholders, together with a majority of the votes of the other shares represented at the meeting, except for resolutions concerning modifications to the structure of the Board of Directors in which case an affirmative vote of all Series “A” shareholders is required, together with a majority of the votes of the other shares represented at the meeting. In the event of adjournment for lack of a quorum, which consists of at least 80% of Series “A” shareholders and a simple majority of the other shareholders, at either an ordinary or extraordinary general meeting, two Series “A” shareholders, plus a majority of the other shares represented at the meeting, may deliberate and approve decisions at a reconvened meeting.

Board of Directors

Our Board of Directors is composed of 17 directors, each of whom is elected for a term of three years and may be re-elected. Each of the Series “A” shareholders is represented by one director. Five directors represent the governments or governmental institutions holding Series “B” shares and one director represents the private financial institutions holding Series “B” shares. Holders of Series “C” shares are entitled to elect two directors. In the event of a vacancy in a director position, the corresponding alternate director serves as director until such vacancy has been filled. Responsibilities of our Board of Directors include:

(1)	establishing and directing our credit and economic policies;

(2)	approving our budget;

(3)	approving our borrowing limits;

(4)	approving credits granted by us in excess of a specified limit;

(5)	establishing or modifying internal regulations; and

(6)	appointing the Executive President.

All of our directors are non-executive. As of the date of this prospectus, the composition of the Board of Directors was as follows:

Directors (and their Alternates) representing Series “A” shareholders:

Argentina	Amado Boudou (Julio Miguel De Vido)	Minister of Economics and Public Finance (Minister of Federal Planning, Public Investments and Services)
Bolivia	Elba Viviana Caro Hinojosa (Harley Rodríguez Téllez)	Minister of Development Planning (Vice Minister of Public Investment and External Financing)
Brazil	Miriam Belchior (Carlos Augusto Vidotto)	Minister of Planning, Budget and Process (Secretary of International Affairs from the Ministry of Planning, Budget and Process)
Colombia	Juan Carlos Echeverry (Sergio Diaz-Granados Guida)	Minister of Treasury and Public Credit (Minister of Commerce, Industry and Tourism)
Ecuador	Camilo Samán Salem	President of the Board of Directors of Corporación Financiera Nacional
	(Katiuska King Mantilla)	(Coordinating Minister of Economic Policies)
Panama	Alberto Vallarino (Dulcidio De La Guardia)	Minister of Economics and Finance (Vice Minister of Finance)
Peru	Ismael Benavides Ferreyros (Luis Miguel Castilla)	Minister of Economy and Finance (Vice Minister of Treasury)
Uruguay	Fernando Lorenzo (Mario Bergara)	Minister of Economy and Finance (President of Banco Central del Uruguay)
Venezuela	Jorge Giordani	Minister of the Popular Power for Economy and Finance
	(Eyilde Margarita Gracia)	(Vice Minister of Planning and Finance)

Directors (and their Alternates) representing Series “B” shareholders:

Bolivia	Luis Alberto Arce	Minister of Economy and Finance
	(Roger Edwin Rojas Ulo)	(Vice Minister of Treasury and Public Credit)
Colombia	José Dario Uribe (Hernando José Gómez)	General Manager of Banco de la República (Director of the National Planning Department)
Ecuador	Patricio Rivera	Minister of Finance
	(Diego Borja Cornejo)	(President of the Board of Directors of Banco Central del Ecuador)
Peru	Alfonso Zárate Rivas	President of the Board of Directors of Corporación Financiera de Desarrollo (COFIDE)
	(Fernando Toledo Arburúa)	(Vice Minister of Economy)
Venezuela	Edmée Betancourt de García	President of Banco de Desarrollo Económico y Social of Venezuela
	(Gustavo Hernández)	(Vice Minister of Treasury)
Private Financial Institutions	Carlos González-Taboada	Vice President of the Board of Directors and General Manager of Scotiabank Perú
	(Miguel Ignacio Purroy)	(President of Banco del Caribe Banco Universal (BANCARIBE) Venezuela)

The directors representing the Series “C” shareholders are Elena Salgado, Second Vice President of the Government and Minister of the Economy and Treasury for Spain and one more director to be designated.

Their alternates are Winston Dookeran, Minister of Finance for Trinidad and Tobago, and Matias Acevedo, Corporate Director of CORFO for Chile, respectively.

The business address of each of the directors and each of the alternate directors listed above is Torre CAF, Piso 9, Avenida Luis Roche, Altamira, Caracas, Venezuela.

Our Board of Directors annually elects a Chairman to preside over the meetings of the Board of Directors and the shareholders’ general meeting. Juan Carlos Echeverry is the current Chairman until March 31, 2012.

Executive Committee

The Board of Directors delegates certain functions, including credit approvals within specified limits, to the Executive Committee. This Committee is composed of one director from each full member shareholder country, plus one director representing all of the Series “C” shareholders, and CAF’s Executive President, who presides over the Committee unless the Chairman of the Board of Directors is part of the Committee, in which case he or she will preside.

Executive President

The Executive President is our legal representative and chief executive officer. He is empowered to decide all matters not expressly reserved to the shareholders’ general meeting, the Board of Directors or the Executive Committee. The Executive President is elected by the Board of Directors for a period of five years and may be re-elected.

Our Executive President, L. Enrique García, was re-elected in June 2006 for a fourth five-year term that will expire in December 2011. Before becoming our Executive President in November 1991, Mr. García was Minister of Planning and Coordination and Head of the Economic and Social Cabinet in his native Bolivia. Between 1989 and 1991, he represented Bolivia as Governor to the World Bank, the Inter-American Development Bank (“IADB”) and as a member of the Development Committee of the World Bank. He was also Chairman of the Board of Directors of CAF from 1990 to 1991. Previously, Mr. García held senior positions during a 17-year tenure at the IADB, including Treasurer.

Officers

L. Enrique García	Executive President and Chief Executive Officer
Luis Enrique Berrizbeitia	Executive Vice President
Lilliana Canale	Corporate Vice President of Country Programs
Antonio Juan Sosa	Corporate Vice President of Infrastructure
Peter Vonk	Corporate Vice President of Productive and Financial Sector
Leonardo Villar	Corporate Vice President of Development Strategies and Public Policy
Hugo Sarmiento Kohlenberger	Corporate Vice President of Finance and Chief Financial Officer
José Carrera	Corporate Vice President of Social and Environmental Development
Ricardo Sigwald	General Counsel
Marcelo Zalles	Controller

Employees

At December 31, 2010, we employed 366 professionals and 105 support staff. The senior positions of Executive Vice President, Vice President of Finance, Vice President of Country Programs, Vice President of Infrastructure, Vice President of Corporate and Financial Sector, Vice President of Development Strategies and

Public Policies and Vice President of Social and Environmental Development are appointed by the Executive President, subject to ratification by the Board of Directors.

Our management believes that the salaries and other benefits of our professional staff are competitive and that the local support staff are paid at levels above the prevailing local rates. Although we are not subject to local labor laws, we provide our employees with benefits and safeguards at least equivalent to those required under the law of the country where they normally work and reside. We offer technical and professional training opportunities through courses and seminars for our employees. Management considers its relationship with CAF’s employees to be good. There is no employee union and there have been no strikes in the history of CAF.

THE FULL MEMBER SHAREHOLDER COUNTRIES

Certain of the following information has been extracted from publicly available sources. We believe that the information is accurate but we have not independently verified it.

The region occupied by the full member shareholder countries is bordered by the Atlantic Ocean on the east, the Caribbean Sea on the north and the Pacific Ocean on the west, and covers approximately 13.245 million square kilometers in South America (approximately 74% of the South American continent).

Selected Demographic and Economic Data*

The following table presents selected demographic and economic data for the full member shareholder countries for the years indicated:

	Bolivia	Brazil	Colombia	Ecuador	Panama	Peru	Uruguay	Venezuela

Population (in millions)(1)
2010	10.4	n.a.	45.5	14.2	n.a.	29.4	n.a.	n.a.
2009	10.3	191.5	45.0	14.0	3.5	29.1	3.3	28.4
2008	10.0	189.6	44.5	13.8	3.4	28.7	3.3	27.9
2007	9.8	187.4	43.9	13.6	3.3	28.2	3.3	27.5
2006	9.6	185.6	43.4	13.4	3.3	27.5	3.3	27.0
2005	9.4	183.4	42.9	13.2	3.2	27.2	3.3	26.6
2004	9.2	181.1	42.4	13.0	3.2	26.9	3.3	26.1
Life expectancy at birth (years)(2)
2009	66.0	72.6	73.2	75.3	75.8	73.5	76.1	73.7
2008	65.7	72.4	73.0	75.1	75.7	73.3	76.0	73.5
2007	65.4	72.2	72.7	75.0	75.5	73.0	75.9	73.6
2006	65.0	71.9	72.5	74.8	75.3	72.8	75.7	73.4
2005	64.7	71.6	72.3	74.7	75.2	72.5	75.6	73.2
2004	64.4	71.4	72.0	74.5	75.0	72.2	75.2	73.0
2003	64.0	71.1	71.8	74.3	74.8	71.8	74.9	72.8
2002	63.7	70.8	71.5	74.0	74.6	71.4	74.8	73.6

	Bolivia	Brazil	Colombia	Ecuador	Panama	Peru	Uruguay	Venezuela

GDP (U.S.$ in millions)
2010	18,732	2,089,828	281,683	56,998	26,777	153,919	39,984	233,218
2009	17,217	1,598,397	233,431	52,021	24,080	127,370	30,338	325,678
2008	17,071	1,650,713	243,424	54,208	23,002	127,115	31,260	310,696
2007	13,430	1,366,544	207,411	45,504	19,740	107,328	23,915	226,221
2006	11,532	1,088,767	162,808	41,763	17,134	92,439	19,831	183,222
2005	9,533	882,439	146,570	37,187	15,465	79,427	17,528	144,128
2004	8,638	663,783	117,188	32,642	14,179	69,698	13,708	112,800
2003	8,082	553,603	94,646	28,636	12,933	61,494	11,191	83,427
GDP per capita (U.S.$)
2010	1,797	10,814	6,190	4,013	7,641	5,242	11,912	8,088
2009	1,677	8,348	5,190	3,716	6,979	4,390	9,070	11,474
2008	1,702	8,706	5,476	3,928	6,775	4,434	9,376	11,122
2007	1,367	7,283	4,722	3,345	5,911	3,803	7,195	8,231
2006	1,198	5,867	3,751	3,110	5,217	3,356	5,983	6,778
2005	1,011	4,812	3,417	2,795	4,791	2,917	5,302	5,423
2004	936	3,665	2,163	2,325	4,470	2,591	4,152	4,317
2003	895	3,097	1,782	2,230	4,150	2,314	3,387	3,250

Gross reserves (excluding gold) (U.S.$ in millions)(3)
2010	9,730	288,575	28,452	2,951	4,052	44,105	7,744	30,332
2009	8,581	238,520	25,356	3,792	4,400	33,136	7,987	35,830
2008	7,722	193,783	23,671	4,472	3,785	31,196	6,360	42,226
2007	5,319	180,334	20,949	3,520	4,364	27,689	4,121	33,500
2006	3,178	85,839	15,436	2,023	4,985	17,275	3,091	36,606
2005	1,714	53,799	14,947	2,147	2,432	14,097	3,078	30,368
2004	1,123	52,935	13,536	1,437	1,910	12,631	3,145	24,208
2003	976	49,296	10,916	1,160	2,307	10,194	2,281	21,366
Consumer price index growth(4)
2010	7.18%	5.90%	3.17%	3.56%	4.93%	2.08%	6.93%	27.40%
2009	0.26%	4.23%	2.00%	4.44%	1.89%	0.25%	5.90%	27.04%
2008	11.90%	5.90%	7.67%	8.39%	6.77%	6.65%	9.19%	31.90%
2007	11.70%	4.50%	5.70%	3.32%	6.36%	3.93%	8.50%	22.50%
2006	4.95%	3.14%	4.50%	2.87%	2.20%	1.14%	6.38%	17.00%
2005	4.90%	5.70%	4.90%	3.10%	3.36%	1.49%	4.90%	14.40%
2004	4.60%	7.60%	5.50%	1.90%	1.60%	3.48%	7.60%	19.20%
2003	3.90%	9.30%	6.50%	6.24%	−0.30%	2.48%	10.20%	27.10%

Exports of Goods (f.o.b.) (U.S.$ in millions)(5)
2010	6,098	201,915	28,779	17,826	17,423	35,565	8,114	65,786
2009	4,848	152,995	32,563	14,286	16,652	26,962	6,389	57,595
2008	6,448	197,942	37,095	18,961	16,111	31,018	7,095	95,138
2007	4,458	160,651	29,381	14,847	14,296	27,891	5,100	69,010
2006	3,875	137,807	23,930	11,983	12,476	23,831	4,400	65,578
2005	2,791	118,308	20,818	10,109	10,808	17,336	3,774	55,716
2004	2,146	96,475	16,442	7,528	8,867	12,809	3,145	39,668
2003	1,598	73,084	12,934	6,197	7,582	9,091	2,281	27,230
Imports of Goods (f.o.b.) (U.S.$ in millions)(5)
2010	5,102	181,648	27,010	18,855	18,706	28,815	8,159	38,613
2009	4,377	127,722	30,510	14,213	15,446	21,011	6,660	38,442
2008	4,980	173,107	36,320	17,590	17,502	28,439	8,810	49,482
2007	3,455	120,612	30,088	13,024	14,647	19,595	5,645	46,031
2006	2,814	91,350	23,975	11,379	11,918	14,844	4,898	33,583
2005	2,334	73,606	19,431	9,645	10,688	12,082	3,753	24,008
2004	1,844	62,835	15,324	8,266	9,074	9,805	2,992	17,021
2003	1,616	48,290	12,792	6,702	7,586	8,205	2,098	10,687

*	Sources: Official government sources (including but not limited to the ministries of finance of the full member shareholder countries).

(1)	For 2010, there are no population figures for Brazil, Panama, Uruguay and Venezuela available from official sources.

(2)	This information is extracted from the World Bank’s World Development Indicators (WDI).

(3)	At December 31.

(4)	End of period.

(5)	Free on Board.

DESCRIPTION OF THE DEBT SECURITIES

The following description sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities being offered and the extent to which such general provisions may apply will be described in a prospectus supplement relating to such debt securities.

The debt securities will be issued pursuant to a fiscal agency agreement, dated as of March 17, 1998, between CAF and The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank), as fiscal agent. The following statements briefly summarize some of the terms of the debt securities and the fiscal agency agreement (a copy of which has been filed as an exhibit to the registration statement). These statements do not purport to be complete and are qualified in their entirety by reference to all provisions of the fiscal agency agreement and such debt securities.

General

The debt securities will constitute our direct, unconditional, unsecured and general obligations. The debt securities will rank equally with all of our other unsecured Indebtedness. “Indebtedness” means all of our indebtedness in respect of monies borrowed by us and guarantees given by us for monies borrowed by others.

The accompanying prospectus supplement will describe the following terms of the debt securities, as applicable:

(1)	the title;

(2)	the price or prices at which we will issue the debt securities;

(3)	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

(4)	the currency or currency units for which the debt securities may be purchased and in which payments of principal and interest will be made;

(5)	the date or dates on which principal and interest will be payable;

(6)	the rate or rates at which any of the debt securities will bear interest, the date or dates from which any interest will accrue, and the record dates and interest payment dates;

(7)	the place or places where principal and interest payments will be made;

(8)	the time and price limitations on redemption of the debt securities;

(9)	our obligation, if any, to redeem or purchase the debt securities at the option of the holder;

(10)	the denominations in which any of the debt securities will be issuable, if other than denominations of $1,000;

(11)	if the amount of principal or interest on any of the debt securities is determinable according to an index or a formula, the manner in which such amounts will be determined;

(12)	whether and under what circumstances we will issue the debt securities as global debt securities; and

(13)	any other specific terms of the debt securities.

Certain debt securities will be treated for United States federal income tax purposes as original issue discount notes (“Discount Notes”) if the excess of the debt security’s “stated redemption price at maturity” over its issue price is more than a “de minimis amount” (as defined for United States federal income tax purposes). If applicable, the prospectus supplement will describe the United States federal income tax consequences of the ownership of Discount Notes and any special rules regarding debt securities.

Denominations, Registration and Transfer

The debt securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the prospectus supplement, only in denominations of $1,000 and integral multiples thereof.

At the option of the holder, subject to the terms of the fiscal agency agreement and the limitations applicable to global debt securities, debt securities of each series will be exchangeable for other debt securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount.

Debt securities may be presented for exchange and for registration of transfer in the manner, at the places and subject to the restrictions set forth in the debt securities and as summarized in the prospectus supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the terms of the debt securities.

If any definitive notes are issued and at that time the notes are listed on the Luxembourg Stock Exchange, we will appoint a transfer agent in Luxembourg, which we anticipate being the same entity that serves as our Luxembourg paying agent. In such circumstances, transfers or exchanges of any definitive notes may be made at the office of our Luxembourg transfer agent (in addition to the corporate trust office of the fiscal agent).

Global Debt Securities

Some or all of the debt securities of any series may be represented, in whole or in part, by one or more global debt securities that will have an aggregate principal amount equal to that of the debt securities they represent. If applicable, each global debt security will be:

(1)	registered in the name of a depositary or its nominee identified in the prospectus supplement;

(2)	deposited with the depositary or nominee or the depositary’s custodian; and

(3)	printed with a legend regarding the restrictions on exchanges and registration of transfer of the security, and any other matters required by the fiscal agency agreement and the terms of the debt securities and summarized in the prospectus supplement.

Payment and Paying Agent

Unless otherwise indicated in the prospectus supplement, we will make payments of principal and interest on debt securities:

(1)	through the fiscal agent;

(2)	to the person in whose name the debt securities are registered at the close of business on the regular record date for the payments; and

(3)	at the office of the paying agent or agents designated by us; unless

•	at our option, payment is mailed to the registered holder, or

•	at the request of a registered holder of more than $1,000,000 principal amount of the securities, payment is made by wire transfer.

Unless otherwise indicated in the prospectus supplement, our sole paying agent for payments on the debt securities will be the corporate trust office of the fiscal agent in The City of New York.

Any monies we pay to our fiscal agent or any paying agent for the payment of the principal of or interest on any debt securities that remains unclaimed at the end of two years after such principal or interest has become due and payable will be repaid to us by such agent. Upon such repayment, all liability of our fiscal agent or any paying agent with respect to such monies shall thereupon cease, without, however, limiting in any way our unconditional obligation to pay principal of or any interest on the debt securities when due.

Negative Pledge

As long as any of the debt securities are outstanding and unpaid, but only up to the time amounts sufficient for payment of all principal and interest have been placed at the disposal of the fiscal agent, we will not cause or permit to be created on any of our property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness heretofore or hereafter issued, assumed or guaranteed by us for money borrowed (other than purchase money mortgages, pledges or liens on property purchased by us as security for all or part of the purchase price thereof), unless the debt securities are secured by such mortgage, pledge or other lien or charge equally and ratably with such other bonds, notes or evidences of indebtedness.

Default; Acceleration of Maturity

Each of the following will constitute an “event of default” with respect to the debt securities of any series:

(1)	a failure to pay any principal of or interest on any debt securities of that series when due and the continuance of the failure for 30 days;

(2)	a failure to perform or observe any material obligation under or in respect of any debt securities of that series or the fiscal agency agreement and the continuance of the failure for a period of 90 days after written notice of the failure has been delivered to CAF and to the fiscal agent by the holder of any debt security of that series;

(3)	a failure to pay any amount in excess of $20,000,000 (or its equivalent in any other currency or currencies) of principal or interest or premium in respect of any indebtedness incurred, assumed or guaranteed by CAF as and when such amount becomes due and payable and the continuance of the failure until the expiration of any applicable grace period or 30 days, whichever is longer; or

(4)	the acceleration of any indebtedness incurred or assumed by CAF with an aggregate principal amount in excess of $20,000,000 (or its equivalent in any other currency or currencies) by any holder or holders thereof.

If an event of default occurs with respect to the debt securities of any series at the time outstanding, each holder of any debt security of that series may, by written notice to CAF and the fiscal agent, declare the principal of and any accrued interest on all the debt securities of that series held by it to be, and the principal and accrued interest shall thereupon become, immediately due and payable, unless prior to receipt of the notice by CAF all events of default in respect of such series of debt securities are cured. If all the events of default are cured following the declaration, the declaration may be rescinded by any such holder with respect to the previously accelerated series of debt securities upon delivery of written notice of the rescission to CAF and the fiscal agent.

Additional Payments by CAF

All amounts payable (whether in respect of principal, interest or otherwise) in respect of the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any of the full member shareholder countries or any political subdivision thereof or any authority or agency therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, we will pay such additional amounts as may be necessary in order that the net amounts receivable by the holder of debt securities of any series after the withholding or deduction will equal the respective amounts that would have been receivable by the holder in the absence of the withholding or deduction, except that no additional amounts will be payable in relation to any payment in respect of any debt security:

(1)	to, or to a third party on behalf of, a holder of a debt security of any series who is liable for such taxes, duties, assessments or governmental charges in respect of such debt security by reason of his having some connection with any of the full member shareholder countries other than the mere holding of the debt security; or

(2)	presented for payment more than 30 days after the “Relevant Date” (as defined in the next paragraph), except to the extent that the relevant holder would have been entitled to the additional amounts on presenting the same for payment on the expiry of the period of 30 days.

As used in this prospectus, the “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the fiscal agent on or prior to the due date, it means the first date on which, the full amount of the moneys having been so received and being available for payment to holders of debt securities of any series, notice to that effect will have been duly published as set forth below under “— Notices”.

Modification and Amendment

Each and every holder of the debt securities in a series must consent to any amendment of a provision of the debt securities or the fiscal agency agreement that would:

(1)	change the due date of the principal of or interest on any series of debt securities; or

(2)	reduce the principal amount, interest rate or amount payable upon acceleration of the due date of the debt securities of a series; or

(3)	change the currency or place of payment of principal of or interest on the debt securities of a series; or

(4)	reduce the proportion of the principal amount of the debt securities of a series that must be held by any of the holders to vote to amend or supplement the terms of the fiscal agency agreement or the debt securities; or

(5)	change our obligation to pay additional amounts.

We may, however, with the written consent of the holders of 66 2/3% of the principal amount of the debt securities of a series, modify any of the other terms or provisions of the debt securities of that series or the fiscal agency agreement (as it applies to that series). Also, we and the fiscal agent may, without the consent of the holders of the debt securities of a series, modify any of the terms and conditions of the fiscal agency agreement and the debt securities of that series, for the purpose of:

(1)	adding to our covenants for the benefit of the holders of the debt securities; or

(2)	surrendering any right or power conferred on CAF; or

(3)	securing the debt securities of that series; or

(4)	curing any ambiguity or correcting or supplementing any defective provision of the fiscal agency agreement or the debt securities; or

(5)	for any purpose that we and the fiscal agent may consider necessary or desirable that does not adversely affect the interests of the holders of the debt securities of that series in any material respect.

Notices

All notices will be delivered in writing to each holder of the debt securities of any series. If at the time of such notice the debt securities of a series are represented by global debt securities, the notice shall be delivered to the applicable depositary therefor and shall be deemed to have been given three business days after delivery to such depositary. If at the time of the notice the debt securities of a series are not represented by global debt securities, the notice shall be delivered to the registered holders of the debt securities of the series and in that case shall be deemed to have been given three business days after the mailing of the notice by first class mail.

Further Issues

We may from time to time without the consent of holders of the debt securities create and issue further debt securities so as to form a single series with an outstanding series of debt securities.

Governing Law; Submission to Jurisdiction; Waiver of Immunity

The debt securities are governed by, and shall be construed in accordance with, the laws of the State of New York. We will accept the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, in respect of any action arising out of or based on the debt securities that may be instituted by any holder of a debt security. We will appoint CT Corporation in The City of New York as our authorized agent upon which process in any such action may be served. We will irrevocably waive any immunity to which we might otherwise be entitled in any action arising out of or based on the debt securities brought in any state or federal court in the Borough of Manhattan, The City of New York. CT Corporation will not be an agent for service of process for actions brought under the United States securities laws, and our waiver of immunity will not extend to such actions.

DESCRIPTION OF THE GUARANTEES

From time to time we may issue under this prospectus and applicable prospectus supplement guarantees for the benefit of holders of specified securities of third parties. The issuers of the underlying securities may or may not be affiliated with us. A holder of a primary security will also have the benefit of our guarantee related to the primary security.

The terms and conditions of any guarantee will vary with the terms and conditions of the underlying securities. A complete description of the terms and conditions of any guarantee issued pursuant to this prospectus will be set forth in the prospectus supplement for the issue of the guarantees.

We may provide guarantees with respect to the certain obligations of an issuer under its securities, including without limitation:

•	payment of any accrued and unpaid distributions which are required to be paid under the terms of the securities;

•	payment of the redemption price of the securities, including all accrued and unpaid distributions to the date of the redemption;

•	payment of any accrued and unpaid interest payments, or payment of any premium which are required to be made on the securities; and

•	any obligation of the issuer pursuant to a warrant, option or other rights.

Unless otherwise specified in the applicable prospectus supplement, guarantees issued under this prospectus will rank equally with all of our other unsecured general debt obligations, and will be governed by the laws of the State of New York.

TAXATION

Full Member Shareholder Country Taxation

Under the terms of the Constitutive Agreement, we are exempt from all types of taxes levied by each of the full member shareholder countries on our income, property and other assets, and on operations we carry out in accordance with that treaty, and we are exempt from all liability related to the payment, retention or collection of any taxes, contributions or tariffs.

Payments of principal and interest in respect of the debt securities to a non-resident of the full member shareholder countries will therefore not be subject to taxation in any of the full member shareholder countries, nor will any withholding for tax of any of the full member shareholder countries be required on any such payments to any holder of debt securities. In the event of the imposition of withholding taxes by any of the full member shareholder countries, we have undertaken to pay additional amounts in respect of any payments subject to such withholding, subject to certain exceptions, as described under “Description of the Debt Securities — Additional Payments by CAF”.

United States Taxation

This section describes the material United States federal income tax consequences of owning the debt securities we are offering. It is the opinion of Sullivan & Cromwell LLP, our counsel. It applies to you only if you acquire debt securities in the offering at the offering price and you hold your debt securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns debt securities that are a hedge or that are hedged against interest rate risks,

•	a person that owns debt securities as part of a straddle or conversion transaction for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion deals only with debt securities that are due to mature within 30 years from the date on which they are issued. The United States federal income tax consequences of owning debt securities that are due to mature more than 30 years from their date of issue will be discussed in an applicable prospectus supplement.

This discussion assumes that the debt securities will be issued at par and that all principal and interest payments on the debt securities will be denominated in United States dollars. This discussion also assumes that the principal and interest payments on the debt securities are not subject to contingencies. The United States federal income tax consequences of owning Discount Notes (as defined in “Description of the Debt Securities — General” above), debt securities denominated in a currency other than United States dollars and/or debt securities subject to contingencies will be discussed in an applicable prospectus supplement.

If a partnership holds the debt securities, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the debt securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the debt securities.

If you purchase debt securities at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning these debt securities in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a debt security and you are:

•	a citizen or resident of the United States,

•	a domestic corporation or an entity treated as a domestic corporation for purposes of the Internal Revenue Code,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this subsection does not apply to you and you should refer to “United States Alien Holders” below.

Payments of Interest.  You will be taxed on interest on your debt security as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

Interest paid by us on the debt securities is income from sources outside the United States, subject to the rules regarding the foreign tax credit allowable to a United States holder. Under the foreign tax credit rules, interest will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit.

Purchase, Sale and Retirement of the Debt Securities.  Your tax basis in your debt security generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your debt securities equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and your tax basis in your debt securities. Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the property is held for more than one year.

Medicare Tax.  For taxable years beginning after December 31, 2012, a United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” for the relevant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its interest income and its net gains from the disposition of debt securities, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the debt securities.

United States Alien Holders

This subsection describes the tax consequences to a United States alien holder. You are a United States alien holder if you are a beneficial owner of a debt security and you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a debt security.

If you are a United States holder, this subsection does not apply to you.

Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a United States alien holder of a debt security, interest on a debt security paid to you is exempt from United States federal income tax, including withholding tax, whether or not you are engaged in a trade or business in the United States, unless:

•	you are an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Internal Revenue Code, or

•	you both

•	have an office or other fixed place of business in the United States to which the interest is attributable and

•	derive the interest in the active conduct of a banking, financing or similar business within the United States.

Purchase, Sale, Retirement and Other Disposition of the Debt Securities.  If you are a United States alien holder of a debt security, you generally will not be subject to United States federal income tax on gain realized on the sale, exchange or retirement of a debt security unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States or

•	you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

For purposes of the United States federal estate tax, the debt securities will be treated as situated outside the United States and will not be includible in the gross estate of a holder who is neither a citizen nor a resident of the United States at the time of death.

Information with Respect to Foreign Financial Assets

Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the debt securities.

Backup Withholding and Information Reporting

If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	payments of principal and interest on a debt security within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

•	the payment of the proceeds from the sale of a debt security effected at a United States office of a broker.

Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the holder’s United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

If you are a United States alien holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	payments of principal and interest made to you outside the United States by us or another non-United States payor and

•	other payments of principal and interest and the payment of the proceeds from the sale of a debt security effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of a debt security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a debt security that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of a debt security effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

PLAN OF DISTRIBUTION

We may sell the securities described in this prospectus to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents, which agents may be affiliated with us. Any such underwriter or agent involved in the offer and sale of the securities will be named in the accompanying prospectus supplement.

We may sell our guarantees separately from our debt securities to guarantee certain obligations associated with the securities of third party issuers. In such cases, we may sell the guarantees in the same transaction as the sale of the underlying security or we may sell the guarantee independently to guarantee the obligations of outstanding securities of third party issuers.

Sales of securities offered pursuant to any prospectus supplement may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We also may, from time to time, authorize underwriters, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers of securities for whom they may act as agent.

Any underwriting compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts, concessions or commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with CAF, to several indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

Unless otherwise specified in the prospectus supplement, each series of securities will be a new issue with no established trading market. We may elect to list any series of securities on any exchange, but we are not obligated to do so.

One or more underwriters may make a market in a series of securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. Neither we nor any underwriter can give assurances as to the liquidity of the trading market for the securities.

Certain of the underwriters, agents and their affiliates may be customers of, engage in transactions with and perform services for CAF in the ordinary course of business, for which they received or will receive customary fees and expenses.

VALIDITY OF THE DEBT SECURITIES

In connection with particular offerings of the debt securities in the future, and if stated in the applicable prospectus supplements, the validity of those debt securities will be passed upon for us by Sullivan & Cromwell LLP, Washington, D.C., and for any underwriters or agents by counsel named in the applicable prospectus supplement. Sullivan & Cromwell LLP and counsel to the underwriters or agents may rely as to certain matters on the opinion of our General Legal Counsel.

VALIDITY OF THE GUARANTEES

The validity of the guarantees will be passed upon for us by counsel to be named in the applicable prospectus supplement. The validity of the guarantees will be passed upon for the underwriters by counsel to be named in the applicable prospectus supplement.

EXPERTS

On March 17, 2009, the shareholders’ general meeting approved the appointment of Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited, as our external auditor for a three year term, subject to annual reappointment, commencing with the audit of the fiscal year ended December 31, 2009. The appointment of Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited, followed a competitive bidding process in anticipation of the end of the term during which KPMG in Venezuela served as our external auditor. The change of our external auditor was not the result of any disagreements with KPMG in Venezuela over our accounting or financial disclosure, as there have been no such disagreements.

The balance sheet as of December 31, 2010 and 2009 and the related statements of income, stockholders’ equity and cash flows in the two year period ended December 31, 2010, included in this prospectus, have been audited by Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited, independent auditors, as stated in their report appearing elsewhere herein, and are included in reliance upon their report given on the authority of this firm as experts in accounting and auditing.

The statements of income, stockholders’ equity and cash flows for the year ended December 31, 2008, included in this prospectus, have been audited by KPMG in Venezuela, independent auditors, as stated in their report appearing elsewhere herein, and are included in reliance upon their report given on the authority of this firm as experts in accounting and auditing.

AUTHORIZED REPRESENTATIVE

Our authorized representative in the United States of America is Puglisi & Associates. The address of the authorized representative in the United States is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

WHERE YOU CAN FIND MORE INFORMATION

This registration statement of which the prospectus forms a part, including its various exhibits, is available to the public over the internet at the SEC’s website: http://www.sec.gov. You may also read and copy these documents at the Securities and Exchange Commission’s Public Reference Room, at the following address:

SEC Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about how to access the documents we have filed with it.

The information set forth herein, except the information appearing in the section entitled “The Full Member Shareholder Countries”, is stated on the authority of the Acting Executive President of CAF, in his duly authorized capacity as Acting Executive President.

CORPORACIÓN ANDINA DE FOMENTO

By:	/s/ Luis Enrique Berrizbeitia
Name:     Luis Enrique Berrizbeitia

Title:	Acting Executive President

MANAGEMENT’S REPORT ON THE EFFECTIVENESS OF INTERNAL CONTROL
OVER FINANCIAL REPORTING

The Management of Corporación Andina de Fomento (CAF) is responsible for establishing and maintaining effective internal control over financial reporting in CAF. Management has evaluated CAF’s internal control over financial reporting as of December 31, 2010, based on the criteria for effective internal control determined in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

CAF’s internal control over financial reporting is a process effected by those in charge of governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with U.S. generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Management has assessed the effectiveness of CAF’s internal control over financial reporting as of December 31, 2010. Based on this assessment, CAF’s Management concluded that CAF’s internal control over financial reporting was effective as of December 31, 2010.

There are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the deception or overriding of controls. Accordingly, even an effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

CAF’s financial statements as of December 31, 2010, have been audited by an independent accounting firm, which has also issued an attestation report on management’s assertion on the effectiveness of CAF’s internal control over financial reporting. The attestation report, which is included in this document, expresses an unqualified opinion on management’s assertion on the effectiveness of CAF’s internal control over financial reporting as of December 31, 2010.

L. Enrique García Executive President and Chief Executive Officer	Hugo Sarmiento K. Corporate Vice President, Chief Financial Officer

Marcos Subía G.
Director, Accounting and Budget

February 11, 2011

INDEPENDENT ACCOUNTANTS’ REPORT ON MANAGEMENT’S ASSERTION ON
EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of
Corporación Andina de Fomento (CAF):

We have examined management’s assertion, included in the accompanying Management’s Report on the Effectiveness of Internal Control Over Financial Reporting, that Corporación Andina de Fomento (CAF) maintained effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CAF’s management is responsible for maintaining effective internal control over financial reporting, and for its assertion on the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on the Effectiveness of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on management’s assertion based on our examination.

We conducted our examination in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our examination included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our examination also included performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with U.S. generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with United States of America generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assertion that CAF maintained effective internal control over financial reporting as of December 31, 2010 is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheets of CAF as of December 31, 2010 and 2009, and the related statements of income, stockholders’ equity and cash flows for the years then ended, and our report dated February 11, 2011 expressed an unqualified opinion of those financial statements.

Deloitte

February 11, 2011
Caracas — Venezuela

Lara Marambio & Asociados. A member firm of Deloitte Touche Tohmatsu Limited.
Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
Corporación Andina de Fomento (CAF):

We have audited the accompanying balance sheet of Corporación Andina de Fomento (CAF) as of December 31, 2010 and 2009 and the related statements of income, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of CAF’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporación Andina de Fomento (CAF) as of December 31, 2010 and 2009, and the result of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

We also have examined, in accordance with attestation standards established by the American Institute of Certified Public Accountants, the management’s assertion that CAF maintained effective internal control over financial reporting at December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 11, 2011 expressed an unqualified opinion thereon.

Deloitte

February 11, 2011
Caracas — Venezuela

Lara Marambio & Asociados. A member firm of Deloitte Touche Tohmatsu Limited.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of
Corporación Andina de Fomento (CAF):

We have audited the accompanying statements of income, stockholders’ equity and cash flows of Corporación Andina de Fomento (CAF) for the year ended December 31, 2008. These financial statements are the responsibility of CAF’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Corporación Andina de Fomento (CAF) for the year ended December 31, 2008 in accordance with U.S. generally accepted accounting principles.

KPMG

February 13, 2009
Caracas, Venezuela

Alcaraz Cabrera Vázquez, firma venezolana miembro de
KPMG International, una cooperativa Suiza

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Balance Sheets
December 31, 2010 and 2009
(In thousands of U.S. dollars)

ASSETS

	Note	2010	2009

Cash and due from banks		119,834	29,906
Deposits with banks	2	1,403,443	1,237,863
Marketable securities:
Trading	3 and 18	2,456,745	2,214,254
Other investments	2	146,852	203,361
Loans (including US$67,678 and US$61,458, at fair value as of December 31, 2010 and 2009)	4 and 18	13,783,043	11,686,689
Less loan commissions, net of origination costs		70,129	56,125
Less allowance for losses	4	141,364	143,911

Loans, net		13,571,550	11,486,653

Equity investments	5	94,721	85,482
Accrued interest and commissions receivable		159,559	135,705
Derivative instruments	17 and 18	524,989	436,745
Property and equipment, net	6	29,901	28,074
Other assets	7	39,281	29,026

Total assets		18,546,875	15,887,069

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Deposits	8	2,739,497	2,650,706
Commercial paper	9	1,524,285	1,265,417
Bonds (US$7,089,124 and US$5,588,862 as of December 31, 2010 and 2009, at fair value)	10 and 18	7,212,812	5,699,219
Borrowings and other obligations (US$347,310 and US$137,555 at fair value as of December 31, 2010 and 2009)	11 and 18	998,089	788,467
Accrued interest payable		120,001	98,093
Derivative instruments	17 and 18	132,887	45,136
Accrued expenses and other liabilities	12	66,117	53,227

Total liabilities		12,793,688	10,600,265

STOCKHOLDERS’ EQUITY	14
Subscribed and paid-in capital (authorized capital US$10,000 million)		2,813,940	2,485,645
Additional paid-in capital		616,171	539,222
Reserves		2,156,937	2,027,228
Retained earnings		166,139	234,709

Total stockholders’ equity		5,753,187	5,286,804

Total liabilities and stockholders’ equity		18,546,875	15,887,069

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Income
Years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

	Note	2010	2009	2008

Interest income
Loans	1(f)	320,068	398,737	549,139
Investments and deposits with banks	1(e) and 3	33,965	67,318	67,983
Loan commissions	1(f)	31,522	17,798	35,258

Total interest income		385,555	483,853	652,380

Interest expense
Deposits		9,255	14,413	55,721
Commercial paper		9,771	7,187	29,028
Advances and short-term borrowings		—	1,011	10,779
Bonds		136,651	139,614	193,054
Borrowings and other obligations		10,057	16,094	34,172
Commissions		7,481	10,406	5,173

Total interest expense		173,215	188,725	327,927
Net interest income		212,340	295,128	324,453
Credit to allowance for loan losses	4	(2,990)	(1,656)	(22,970)

Net interest income, after credit to allowance for loan losses		215,330	296,784	347,423
Non-interest income
Other commissions		3,798	3,319	1,741
Dividends and equity in earnings of investees		3,301	9,596	6,487
Other income		801	1,082	1,303

Total non-interest income		7,900	13,997	9,531

Non-interest expenses

Administrative expenses		69,735	62,562	56,482
Impairment charge for equity investments		—	—	1,157
Other expenses		1,069	147	1,324

Total non-interest expenses		70,804	62,709	58,963

Net income before unrealized changes in fair value related to financial instruments		152,426	248,072	297,991
Unrealized changes in fair value related to financial instruments		13,713	(13,363)	—
Changes arising from fair value hedges		—	—	13,483

Net income		166,139	234,709	311,474

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Stockholders’ Equity
Years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

		Subscribed	Additional	Reserve pursuant to				Total
		and paid-	paid-in	General	Article N° 42	Total	Retained	stockholders’
	Note	in capital	capital	reserve	of by-laws	reserves	earnings	equity

Balances at December 31, 2007		2,014,750	234,355	1,189,931	287,474	1,477,405	400,799	4,127,309
Capital increase	14	81,160	126,420	—	—	—	—	207,580
Stock dividends	14	80,520	(80,520)	—	—	—	—	—
Net income	14	—	—	—	—	—	311,474	311,474
Appropriated for general reserve	14	—	—	268,249	—	268,249	(268,249)	—
Appropriated for reserve pursuant to Article N° 42 of by-laws	14	—	—	—	40,100	40,100	(40,100)	—
Distributions to stockholders’ funds	15	—	—	—	—	—	(92,450)	(92,450)

Balances at December 31, 2008		2,176,430	280,255	1,458,180	327,574	1,785,754	311,474	4,553,913
Capital increase	14	209,135	359,047	—	—	—	—	568,182
Stock dividends	14	100,080	(100,080)	—	—	—	—	—
Net income	14	—	—	—	—	—	234,709	234,709
Appropriated for general reserve	14	—	—	210,335	—	210,335	(210,335)	—
Appropriated for reserve pursuant to Article N° 42 of by-laws	14	—	—	—	31,139	31,139	(31,139)	—
Distributions to stockholders’ funds	15	—	—	—	—	—	(70,000)	(70,000)

Balances at December 31, 2009		2,485,645	539,222	1,668,515	358,713	2,027,228	234,709	5,286,804
Capital increase	14	150,835	254,409	—	—	—	—	405,244
Stock dividends	14	177,460	(177,460)	—	—	—	—	—
Net income	14	—	—	—	—	—	166,139	166,139
Appropriated for general reserve	14	—	—	106,238	—	106,238	(106,238)	—
Appropriated for reserve pursuant to Article N° 42 of by-laws	14	—	—	—	23,471	23,741	(23,471)	—
Distributions to stockholders’ funds	15	—	—	—	—	—	(105,000)	(105,000)

Balances at December 31, 2010		2,813,940	616,171	1,774,753	382,184	2,156,937	166,139	5,753,187

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Cash Flows
Years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

	Note	2010	2009	2008

Cash flows from operating activities
Net income		166,139	234,709	311,474
Adjustments to reconcile net income to net cash used in operating activities -
Unrealized loss on trading securities	3	4,209	2,924	10,955
Amortization of loan commissions, net of origination costs		(11,943)	(8,148)	(11,952)
Credit to allowance for loan losses	4	(2,990)	(1,656)	(22,970)
Impairment charge for equity investments	5	—	—	1,157
Equity in earnings of investees		(678)	(9,129)	(4,208)
Amortization of deferred charges		2,297	1,864	1,668
Depreciation of property and equipment	6	2,224	1,659	3,094
Provision for employees’ severance indemnities and benefits		7,812	7,162	6,151
Provision for employees’ savings plan		1,334	1,366	1,416
Unrealized changes in fair value related to financial instruments		(13,713)	13,363	—
Changes arising from fair value hedges		—	—	13,483
Net changes in operating assets and liabilities -
Severance indemnities paid or advanced		(3,973)	(5,352)	(3,603)
Employees’ savings plan paid or advanced		(31)	(717)	(48)
Trading securities, net	3	(246,700)	(518,558)	(707,166)
Interest and commissions receivable		(23,854)	59,532	36,273
Other assets		(12,552)	1,667	(28,773)
Accrued interest payable		21,908	(39,911)	(15,934)
Accrued expenses and other liabilities		7,748	(3,929)	(1,068)

Total adjustments and net changes in operating assets and liabilities		(268,902)	(497,863)	(721,525)

Net cash used in operating activities		(102,763)	(263,154)	(410,051)

Cash flows from investing activities
Purchases of other investments	2	(273,927)	(903,182)	(3,583,769)
Maturities of other investments	2	330,436	856,201	4,683,570
Securities purchased under resale agreements		—	—	36,400
Purchases of other investments		—	—	(448,120)
Maturities of other investments		—	—	401,608
Loan origination and principal collections, net	4	(2,070,844)	(1,480,678)	(620,459)
Equity investments	5	(8,561)	(1,287)	2,302
Purchases of property and equipment	6	(4,051)	(5,684)	(3,327)

Net cash (used in) provided by investing activities		(2,026,947)	(1,534,630)	468,205

Carried forward,		(2,129,710)	(1,797,784)	58,154

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Statements of Cash Flows, Continued
Years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

	Note	2010	2009	2008

Brought forward,		(2,129,710)	(1,797,784)	58,154

Cash flows from financing activities
Net increase in deposits		88,791	(122,413)	1,252,072
Net increase (decreases) in commercial paper		258,868	607,023	(225,405)
Proceeds from advances and short-term borrowings		—	91,295	487,304
Repayment of advances and short-term borrowings		—	(240,168)	(735,018)
Proceeds from issuance of bonds	10	1,986,056	1,256,876	626,298
Repayment of bonds	10	(448,608)	(618,567)	(296,575)
Proceeds from borrowings and other obligations	11	337,008	254,637	53,664
Repayment of borrowings and other obligations	11	(137,141)	(147,748)	(177,948)
Distributions to stockholders’ funds	15	(105,000)	(70,000)	(92,450)
Proceeds from issuance of shares	14	405,244	568,182	207,580

Net cash provided by financing activities		2,385,218	1,579,117	1,099,522

Net increase (decrease) in cash and cash equivalents		255,508	(218,667)	1,157,676
Cash and cash equivalents at beginning of year		1,267,769	1,486,436	328,760

Cash and cash equivalents at end of year		1,523,277	1,267,769	1,486,436

Consisting of
Cash and due from banks		119,834	29,906	152,801
Deposits with banks		1,403,443	1,237,863	1,333,635

		1,523,277	1,267,769	1,486,436

Supplemental disclosure
Interest paid during the year		143,237	216,958	343,443

Noncash financing activities
Change in derivative instruments assets		88,244	(239,441)	239,601
Change in derivative instruments liabilities		87,751	(13,886)	50,891

See accompanying notes to the financial statements

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

1.	Significant Accounting Policies

a. Description of Business — Corporación Andina de Fomento (“CAF”) commenced operations on June 8, 1970 established under public international law which abides by the provisions of its by-laws. Series “A” and “B” Shareholder countries are: Bolivia, Brazil, Colombia, Ecuador, Panama, Peru, Uruguay and Venezuela. Series “C” Shareholder countries are: Argentina, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Paraguay, Spain and Trinidad and Tobago. In addition, there are 14 banks which are Series “B” shareholders. CAF has its headquarters in Caracas, Venezuela.

CAF’s objective is to support sustainable development and economic integration within Latin America and the Caribbean by helping the shareholder countries make their economies diversified, competitive and more responsive to social needs.

CAF offers financial and related services to the governments of, and public and private institutions, corporations and joint ventures in, its Shareholder countries. Primarily, CAF’s principal activity is to provide short, medium and long-term loans to finance projects, working capital, trade activities and to undertake feasibility studies for investment opportunities in its Shareholder countries. Furthermore, CAF manages and supervises third-party cooperation funds of other countries and organizations, generally non-reimbursable, destined to finance programs agreed with donor organizations which are in line with CAF policies and strategies.

CAF raises funds for operations both within and outside its shareholder countries.

b. Financial Statement Presentation — The financial statements have been prepared in accordance with U.S. generally accepted accounting principles and the functional currency is the U.S. dollar.

In preparing financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period.

Certain amounts in the 2008 financial statements have been reclassified to conform to the current year’s presentation.

c. Transactions in Other Currencies — Transactions in currencies other than U.S. dollars are translated at exchange rates prevailing on the international markets at the dates of the transactions. Other currency balances are translated at year-end exchange rates. Any gains or losses on foreign exchange including related hedge effects are included in the statement of income.

d. Cash and Cash Equivalents — Cash and cash equivalents are defined as cash, due from banks and short-term deposits with an original maturity of three months or less.

e. Marketable Securities — CAF classifies its investments, in accordance with management intention, in debt securities in one of two categories: trading or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities which CAF has the ability and intent to hold until maturity.

Trading securities are recorded at fair value. Gains and losses on trading securities are included in interest income of investments and deposits with banks in the statements of income.

Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. A decline in the market value of any held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount. The impairment is charged to

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

income and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method.

Dividend and interest income are recognized when received and earned, respectively.

f. Loans — CAF grants short, medium and long-term loans to finance projects, working capital, trade activities and undertake feasibility studies for investment opportunities in its shareholder countries. Loans are reported at their outstanding unpaid principal balances adjusted for charge-offs, less the allowance for loan losses and loan commissions net of origination costs. Interest income is accrued on the unpaid principal balance. Loan commission fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method and are presented as loan commissions in the statement of income.

The accrual for interest on loans is discontinued at the time a private sector loan is 90 days (180 days for public sector loans) delinquent unless the credit is well-secured and in process of collection.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The nonaccrual loans are considered impaired. Factors considered by management in determining impairment include payments status and the probability of collecting scheduled principal and interest payments when due.

In compliance with its objective and financial policies, CAF grants loans both to public and private entities for development and integration programmes and projects in Shareholder countries. Accordingly, CAF maintains risk exposure policies to avoid concentrating its loan portfolio in one country or specific economic groups, which might be affected by market and other circumstances. Due to that fact, CAF uses certain measurement parameters, such as CAF’s net stockholders’ equity, total loan portfolio and economic groups from public and private sectors, among others.

g. Equity Investments — CAF participates with equity investments in companies and investment funds in strategic sectors, with a view to promoting the development of such companies and their participation in the securities markets and to serve as a catalytic agent in attracting resources into the Shareholder countries.

Equity investments are accounted for using the equity method or at cost. If CAF has the ability to exercise significant influence over the operating and financial policies of the investee, which is generally presumed to exist at a 20% of equity ownership level, the equity investments are accounted for using the equity method. Under the equity method, the carrying value of the equity investment is adjusted for CAF’s proportionate share of earnings or losses, dividends received and certain other transactions of the investee company. These investments do not have readily determinable fair values.

A decline in the value of any equity investment accounted at cost that is deemed to be other than temporary, results in a reduction in the carrying amount to fair value. These investments are evaluated, and any impairment is charged to income and a new cost basis for the investment is established.

h. Allowance for Loan Losses — The allowance for loan losses is maintained at a level CAF believes is adequate but not excessive to absorb probable losses inherent in the loan portfolio as of the date of the financial statements. The general allowance for loan losses is established by CAF based on the individual risk rating for the long-term other currency debt of the borrower countries which is assigned by the international

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

risk rating agencies as of the date of the financial statements preparation. This country risk rating considers a default probability. Given CAF’s status as a preferred creditor and taking into account the immunities and privileges conferred into it by its shareholder countries, which are established in CAF’s by-laws and other similar agreements, a factor reflecting a lower default probability — usually equivalent to a better risk rating — is used.

A specific allowance is established by CAF for those loans that are considered impaired. A loan is considered as impaired when, based on currently available information and events, there exists the probability that CAF will not recover the total amount of principal and interest as agreed in the terms of the original loan contract. The impairment of loans is determined on a loan by loan basis based on the present value of expected future cash flows, discounted at the loan’s effective interest rate.

Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

i. Property and Equipment -net — Property and equipment are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged directly to the statements of income for the year as incurred, and improvements and renewals are capitalized. Depreciation is computed on the straight-line method and charged to the statements of income over the estimated useful life of assets.

During 2009, based on the expansion plans of operations involving operating assets, CAF’s management conducted an analysis on the useful life assigned to such assets. In connection with this review, it decided a prospective updating of the useful life of certain assets, which caused an immaterial increase in profits for the period.

The assets in conformity with their estimated useful life are as follows:

	2010 and 2009	2008

Buildings	30 years	15 years
Buildings improvements	15 years	5 years
Furniture and equipment	2 to 10 years	2 to 5 years
Vehicles	5 years	5 years

j. Intangible assets — Intangible assets are reported at cost less accumulated amortization. The amortization is computed in accordance with the straight-line method over the useful life estimated by CAF. The estimated useful life of these assets is between 2 and 5 years.

k. Bonds and borrowings — Medium and long-term debt issuances, whose objective is to provide the financial resources required to finance CAF’s operations, are recorded in bonds. The borrowings account includes those obligations with local or foreign financial institutions and commercial banks, which are commonly recorded at amortized cost.

Bonds are recorded as follows:

•	Bonds denominated in other currencies are recognized at their fair value, as provided by ASC 825-10-25 “Fair Value Option”. Gains or losses resulting from changes in the fair value of these bonds are recognized in the statement of income as they occur. CAF enters into cross currency interest rate swaps as an economic hedge of the interest rate and foreign exchange risks related to these bonds.

•	Bonds denominated in US$ are hedged for interest rate risk using interest rate swaps, and are put into fair value hedge accounting relationships assuming no hedge ineffectiveness (the “short cut method”), as established in ASC 815-20-25-102.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

Transactions related to partial repurchases of bond issuances result in the derecognition of the related liabilities. The difference between the repurchase price and the debt’s settlement net cost is recognized as income/loss for the year.

l. Employees’ Severance Indemnities — Accrual for severance benefits comprises all the liabilities related to the workers’ vested rights according to CAF’s employee policies and the Labor Law of the Bolivarian Republic of Venezuela.

Under the current Labor Law, employees earn a severance indemnity equal to five days of salary per month, up to a total of 60 days per year of service. Labor indemnities are earned once an employee has completed three (3) months of continuous service. From the second year of service, the employees earn an additional two days of salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days of salary. Severance benefits are recorded in the accounting records of CAF and interest on the amounts owed to employees is paid.

In the case of unjustified dismissal or involuntary termination, employees have the right to an additional indemnity of one-month salary per year of service up to a maximum of 150 days.

m. Pension Plan — CAF established in March 2005 a defined benefit pension plan which is mandatory for all new employees as of the date of implementation of the Plan and voluntary for all other employees. The plan is contributory and the benefits are based on years of service and the employee’s average salary for the three consecutive years of service with the highest salary. These contributions are reviewed on a periodic basis by CAF based on actuarial assumptions.

n. Derivative Instruments and Hedging Activities — All derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, for which hedge accounting would be applied, CAF designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value hedge”), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow hedge”). CAF formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking the derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. CAF also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in income. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, until income is affected by the variability in cash flows of the designated hedged item.

CAF discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item; the derivative expires or is sold, terminated, or exercised; the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur; a hedged firm commitment no longer meets the definition of a firm commitment; or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, CAF continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, CAF continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in income. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, CAF continues to carry the derivative on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in income. In all situations in which hedge accounting is discontinued, CAF continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in income.

o. Guarantees — CAF provides guarantees for loans issued in support of projects located within a shareholder country that are undertaken by public and private entities. CAF may offer guarantees of private credit agreements or it may offer public guarantees of obligations of the securities of third party issuers. CAF generally offers partial credit guarantees with the intention that private lenders or holders of securities share the risk along with it. CAF’s responsibility is limited to payment up to the amount of the guarantee upon default by the client. The guarantee fee income received is deferred and recognized over the life of the transaction.

•	Recent Applicable Accounting Pronouncements — Accounting Standards Update (ASU or Update) 2010-6, Improving Disclosures about Fair Value Measurements; ASU 2010-6 amends the disclosure requirements for fair value measurements. Companies are now required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, whereas the previous rules only required the disclosure of transfers in and out of Level 3. Additionally, in the roll forward of Level 3 activity, companies must present information on purchases, sales, issuances, and settlements on a gross basis rather than on a net basis. The update also clarifies that fair value measurement disclosures should be presented for each class of assets and liabilities. A class is typically a subset of a line item in the statement of financial position. Companies should also provide information about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring instruments classified as either Level 2 or Level 3. We adopted this guidance in the first quarter of 2010, except for the new requirement related to the Level 3 roll forward. Gross presentation in the Level 3 roll forward is effective in the first quarter of 2011 with prospective application.

Disclosures about the credit quality of financing receivables and the allowance for credit losses — In July 2010, the FASB issued guidance that will require enhanced disclosures surrounding the credit characteristics of CAF’s loan portfolio. Under the new guidance, CAF will be required to disclose its accounting policies, the methods it uses to determine the components of the allowance for credit losses, and qualitative and quantitative information about the credit risk inherent in the loan portfolio, including additional information on certain types of loan modifications. This statement has not affected CAF’s financial results.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

2.	Deposits with Banks

Deposits with banks mature in three months or less and include the following:

	December 31,
	2010	2009

U.S. dollars	1,403,230	1,236,045
Other currencies	213	1,818

	1,403,443	1,237,863

As of December 31, 2010 and 2009, deposits due in 90 days or more are reported in the balance sheets as other investments.

3.	Marketable Securities

Trading Securities

A summary of trading securities follows:

	December 31,
	2010		2009
		Average		Average
		maturity		maturity
	Amount	(years)	Amount	(years)

U.S. Treasury Notes	45,011	1.77	36,046	0.89
Bonds of non-U.S. governments and government entities	258,673	2.23	43,382	3.47
Financial institutions and corporate securities:	2,153,061	0.46	2,134,826	0.73
Commercial paper	882,529		1,049,059
Certificates of deposit	340,711		351,959
Bonds	666,388		499,595
Others	263,433		234,213

	2,456,745	0.68	2,214,254	0.78

Trading securities include net unrealized losses of US$4,209, US$2,924 and US$10,955 at December 31, 2010, 2009 and 2008, respectively.

Net realized gains from trading securities of US$11,781, US$26,542 and US$19,911 at December 31, 2010, 2009 and 2008, respectively, are included in the statement of income in the line Investment and deposits with banks.

CAF places its short-term investments in several financial institutions and limits the amount of credit risk. As of December 31, 2010 and 2009, CAF does not have any significant concentrations of credit risk. Total marketable securities include US$95,485 and US$17,165, at December 31, 2010 and 2009, respectively, in other currencies.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

4.	Loans

Loans include short, medium and long-term loans to finance projects, working capital and trade activities. The majority of the loan contracts have been subscribed with the Series “A” and “B” Shareholder countries, or with private institutions or companies of these countries.

Loans by shareholder country are summarized as follows:

	December 31,
Shareholder country	2010	2009

Argentina	1,395,137	1,156,848
Bolivia	1,301,123	1,157,668
Brazil	1,115,992	1,033,705
Colombia	1,965,880	1,688,710
Costa Rica	152,388	151,513
Dominican Republic	119,722	75,000
Ecuador	2,436,631	2,051,732
Mexico	19,466	—
Panama	139,604	126,121
Paraguay	66,049	27,687
Peru	2,181,681	1,864,529
Uruguay	656,678	581,510
Venezuela	2,227,613	1,765,088

Loans	13,777,964	11,680,111
Fair value adjustments	5,079	6,578

Carrying value of loans	13,783,043	11,686,689

Fair value adjustments to the carrying value of loans represent adjustments to the carrying value of transactions in designated fair value.

At December 31, 2010 and 2009, loans in other currencies were granted for an equivalent of US$34,506 and US$35,771, respectively, principally in Peruvian Nuevos Soles and Colombian Pesos. At December 31, 2010 and 2009, loans include fixed interest rate loans of US$38,286 and US$72,097, respectively.

Loans classified by public sector and private sector borrowers are as follows:

	December 31,
	2010	2009

Public Sector	11,050,387	9,324,379
Private Sector	2,727,577	2,355,732

Loans	13,777,964	11,680,111
Fair value adjustments	5,079	6,578

Carrying value of loans	13,783,043	11,686,689

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

The loan portfolio composition and average yield of loans disbursed and outstanding are summarized below:

	December 31,
	2010		2009
		Average		Average
	Amount	yield (%)	Amount	yield (%)

Loans	13,777,964	2.44	11,680,111	2.59

Loans by industry segments are as follows:

	December 31,
	2010	%	2009	%

Agriculture, hunting and forestry	40,454	0	78,116	1
Exploitation of mines and quarries	66,000	1	43,000	1
Manufacturing industry	199,896	1	261,378	2
Supply of electricity, gas and water	4,089,458	30	2,960,953	25
Transport, warehousing and communications	4,362,460	32	3,660,135	31
Commercial banks	1,698,488	12	1,500,080	13
Development banks	253,993	2	138,465	1
Social and other infrastructure programs	3,067,215	22	3,031,127	26
Other activities	—	—	6,857	—

	13,777,964	100	11,680,111	100

Loans mature as follows:

	December 31,
	2010	2009

Remaining maturities —
Less than one year	2,328,806	2,277,403
Between one and two years	1,635,890	1,088,676
Between two and three years	1,377,283	1,126,905
Between three and four years	1,240,399	1,078,578
Between four and five years	1,102,446	943,399
Over five years	6,093,140	5,165,150

	13,777,964	11,680,111

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

Loan Portfolio Quality

The loan portfolio quality indicators for both years are presented below:

	December 31,
	2010	2009

Overdue loans	0	0
Nonaccrual loans	0	0
Impaired Loans	0	0
Overdue loan principal as a percentage of loan portfolio	0%	0%
Nonaccrual loans as a percentage of loan portfolio	0%	0%
Allowance for losses as a percentage of loan portfolio	1.03%	1.23%

Purchase of loan portfolio

During 2009, CAF carried out operations related to the purchase of loans for the amount of US$65,000. During 2010, CAF did not conduct this type of operations.

Sale of loan portfolio

During 2008, CAF received funds from commercial banks amounting to US$50,000, for loans which were sold by CAF to the banks without recourse. These participations are administered by CAF on behalf of the participants.

A/B Loans

CAF administers loan participations provided to clients, and assumes the credit risk only for that portion of the loan owned by CAF. At December 31, 2010, 2009 and 2008, CAF administered loans of this nature whereby other financial institutions provided funds amounting to US$1,002,034, US$898,910 and US$450,000, respectively.

Allowance for Loan Losses

Movements of the allowance for loan losses follows:

	December 31,
	2010	2009	2008

Balances at beginning of year	143,911	143,167	168,257
Credit to results of operations	(2,990)	(1,656)	(22,970)
Recoveries	443	2,400	1,880
Loans charged-off	—	—	(4,000)

Balances at end of year	141,364	143,911	143,167

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

5.	Equity Investments

Equity investments, which have no market value, are as follows:

	December 31,
	2010	2009

Direct investments in companies accounted under equity method	30,466	31,077
Investment funds accounted under equity method	23,034	27,566
Direct investments in companies at cost	9,674	9,674
Investment funds at cost	31,547	17,165

	94,721	85,482

6.	Property and Equipment — Net

A summary of property and equipment follows:

	December 31,
	2010	2009

Land	16,650	16,650
Buildings	20,412	20,412
Buildings improvements	17,058	15,010
Furniture and equipment	13,641	11,842
Vehicles	752	472

	68,513	64,386
Less accumulated depreciation	38,612	36,312

	29,901	28,074

The depreciation expenses of US$2,224, US$1,659 and US$3,094 for property and equipment at December 31, 2010, 2009 and 2008, respectively, are included in the statement of income.

7.	Other Assets

A summary of other assets follows:

	December 31,
	2010	2009

Intangible assets, net	7,858	6,024
Deferred charges, net	26,280	19,701
Other assets	4,603	3,301

	39,281	29,026

8.	Deposits

CAF’s deposits of US$2,739,497 at December 31, 2010 mature in 2011 (US$2,650,706 at December 31, 2009 — matured in 2010). At December 31, 2010 and 2009, the interest rates on deposits ranged from 0.01% to 1.35% and from 0.10% to 2.06%, respectively. Total deposits include US$136,180 and US$27,460 at December 31, 2010 and 2009, respectively, in other currencies.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

9.	Commercial Paper

CAF’s commercial paper of US$1,524,285 at December 31, 2010 matures in 2011 (US$1,265,417 at December 31, 2009 — matured in 2010). At December 31, 2010 and 2009, the interest rates on commercial paper ranged from 0.26% to 1.16% and from 0.12% to 1.89%, respectively.

10.	Bonds

An analysis of bonds follows:

	December 31,
	2010			2009
			Weighted			Weighted
	Principal outstanding		average	Principal outstanding		average
	At original	At spot	cost, after	At original	At spot	cost, after
	exchange	exchange	swaps (%)	exchange	exchange	swaps (%)
	rate	rate	(Year-end)	rate	rate	(Year-end)

U.S. dollars	4,300,007	4,300,007	2.42	3,427,798	3,427,798	2.79
Euros	1,043,647	1,046,260	1.86	369,357	412,268	0.92
Yen	417,384	483,554	2.40	448,359	540,272	1.73
Colombian Pesos	205,352	243,221	3.38	305,353	369,563	2.37
Venezuelan Bolivars	209,302	104,651	(0.63)	209,302	209,302	(0.53)
Swiss Francs	455,616	478,062	2.30	193,836	192,456	2.64
Mexican Pesos	68,807	60,618	1.14	145,223	119,002	1.16
Peruvian Nuevos Soles	125,748	139,882	1.21	125,748	135,795	1.43
Pounds Sterling	—	—	—	63,440	64,993	3.07

	6,825,863	6,856,255		5,288,416	5,471,449

Fair value adjustments		356,557			227,770

Carrying value of bonds		7,212,812			5,699,219

A summary of the bonds issued, by remaining maturities, follows:

	December 31,
	2010	2009

Remaining maturities —
Less than one year	767,225	447,047
Between one and two years	738,123	767,904
Between two and three years	748,476	739,021
Between three and four years	498,119	749,421
Between four and five years	698,107	204,074
Over five years	3,375,813	2,380,949

	6,825,863	5,288,416

At December 31, 2010 and 2009, fixed interest rate bonds amounted to US$5,906,811 and US$4,426,606, respectively, of which US$1,742,141 and US$935,936, respectively, are denominated in Yen, Euros, Pounds Sterling, Swiss Francs, Colombian Pesos and Peruvian Nuevos Soles.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

11.	Borrowings and Other Obligations

An analysis of borrowings and other obligations and their weighted average cost follows:

	December 31,
	2010			2009
			Weighted			Weighted
	Principal outstanding		average	Principal outstanding		average
	At original	At spot	cost, after	At original	At spot	cost, after
	exchange	exchange	swaps (%)	exchange	exchange	swaps (%)
	rate	rate	(Year-end)	rate	rate	(Year-end)

U.S. dollars	977,147	977,147	1.06	775,360	775,360	0.98
Peruvian Nuevos Soles (at spot rate)	10,575	10,575	—	13,891	13,891	—
Other currencies (at spot rate)	3,057	3,057	—	1,661	1,661	—

	990,779	990,779		790,912	790,912

Fair value adjustments		7,310			(2,445)

Carrying value of borrowings and other obligations		998,089			788,467

At December 31, 2010 and 2009, there are fixed interest-bearing borrowings and other obligations amounting to US$155,113 and US$20,582, respectively.

Borrowings and other obligations, by remaining maturities, are summarized below:

	December 31,
	2010	2009

Remaining maturities —
Less than one year	143.618	128,936
Between one and two years	130,822	142,046
Between two and three years	148,869	108,598
Between three and four years	233,505	90,593
Between four and five years	107,590	56,832
Over five years	226,375	263,907

	990,779	790,912

Some borrowing agreements contain covenants conditioning the use of the funds for specific purposes or projects.

At December 31, 2010 and 2009, there were unused term credit facilities amounting to US$172,000 and US$117,300, respectively.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

12.	Accrued Expenses and Other Liabilities

A summary of accrued expenses and other liabilities follows:

	December 31,
	2010	2009

Employees’ severance indemnities, benefits and savings plan	54,317	48,139
Other liabilities	11,800	5,088

	66,117	53,227

13.	Pension Plan

CAF established in March 2005 a defined benefit pension plan (the Plan), which is mandatory for all new employees as of the date of implementation of the Plan and voluntary for all other employees. The Plan is contributory and the benefits are based on years of service and the average employee’s salary for the three consecutive years of service with the highest salary. The employees make monthly contributions to the Plan equal to 7% of their salary. All contributions are made in cash. Voluntary participants must contribute to the Plan certain withheld benefits. At December 31, 2010, the Plan had 218 participants.

The measurement date used to determine pension plan benefits is December 31.

The Plan’s benefit obligation (PBO) and assets as of December 31, 2010 and 2009 follow:

	December 31,
	2010	2009

Plan’s benefit obligation (PBO)	3,388	2,060
Plan assets	3,121	2,060
Unrecognized actuarial losses, net	267	—

As of December 31, 2010 and 2009, the PBO’s net assets are as follows:

	December 31,
	2010	2009

Net assets:
Cash	—	85
Deposit with banks	3,121	1,973
Accrued interest	—	2

	3,121	2,060

The table below summarizes the evolution of the periodic cost of projected benefits related to the PBO for the years ended December 31, 2010 and 2009:

	December 31,
	2010	2009

Service cost	574	447
Interest cost	35	33
Expected return on plan assets	(35)	(33)

	574	447

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

A summary of the net projected cost for the year 2011 follows:

2011

Service cost:
Contributions to the plan	642
Guaranteed benefit	76
718

Interest cost	148
Expected return on plan assets	(137)
729

Weighted-average assumptions used to determine net benefit cost since the origination of the Plan to December 31, 2010 and 2009 are as follows:

Discount rate	4%
Expected long-term rate of return on Plan assets	4%
Rate of salary increase	3%

14.	Stockholders’ Equity

Authorized Capital

The authorized capital of CAF at December 31, 2010, 2009 and 2008, amounts to US$10,000,000, respectively, distributed among Series “A”, “B” and “C” shares.

Subscribed Callable Capital

The payment of subscribed callable capital will be as required, with prior approval of the Board of Directors, in order to meet financial obligations of CAF, when internal resources are inadequate.

Shares

CAF’s shares are classified as follows:

Series “A” shares:  Subscribed by the governments or public-sector institutions, semipublic or private entities with social or public objectives of: Bolivia, Brazil, Colombia, Ecuador, Panama, Peru, Uruguay and Venezuela. These shares grant the right of representation on CAF’s Board of Directors of one principal director and one alternate director per share. Series “A” shares have a par value of US$1,200.

Series “B” shares:  Subscribed by the governments or public-sector institutions, semipublic or private entities and commercial banks of: Bolivia, Brazil, Colombia, Ecuador, Panama, Peru, Uruguay and Venezuela. These shares grant the right of representation on CAF’s Board of Directors of one principal director and one alternate director for each of the following countries: Bolivia, Colombia, Ecuador, Peru and Venezuela. Also, the commercial banks that currently hold shares of CAF are entitled altogether to one principal director and one alternate director on the Board of Directors. Series “B” shares have a par value of US$5.

Series “C” shares:  Subscribed by legal entities or individuals belonging to countries other than Bolivia, Brazil, Colombia, Ecuador, Panama, Peru, Uruguay and Venezuela. These shares provide for

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

representation on the Board of Directors of CAF of two principal directors and their respective alternates, who are elected by the holders of these shares. Series “C” shares have a par value of US$5.

A summary of the movement in subscribed and paid-in capital for the years ended December 31, 2010, 2009 and 2008, follows:

	Number of Shares			Amounts
	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total

At December 31, 2007	5	351,546	50,204	6.000	1,757,730	251,020	2,014,750
Dividends in shares	—	14,103	2,001	—	70,515	10,005	80,520
Issued for cash	—	622	15,610	—	3,110	78,050	81,160

At December 31, 2008	5	366,271	67,815	6,000	1,831,355	339,075	2,176,430
Dividends in shares	—	15,972	4,044	—	79,860	20,220	100,080
Issued for cash	—	583	41,244	—	2,915	206,220	209,135

At December 31, 2009	5	382,826	113,103	6,000	1,914,130	565,515	2,485,645
Dividends in shares	—	30,403	5,089	—	152,015	25,445	177,460
Exchanged shares	—	50,695	(50,695)	—	253,475	(253,475)	—
Issued for cash	3	12,858	16,589	3,600	64,290	82,945	150,835

At December 31, 2010	8	476,782	84,086	9,600	2,383,910	420,430	2,813,940

Subscribed and paid-in capital is held as follows at December 31, 2010:

	Number of Shares			Amounts
Stockholder	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total

Bolivia	1	32,652	—	1,200	163,260	—	164,460
Brazil	1	39,888	—	1,200	199,440	—	200,640
Colombia	1	116,123	—	1,200	580,615	—	581,815
Ecuador	1	32,914	—	1,200	164,570	—	165,770
Panama	1	8,912	—	1,200	44,560	—	45,760
Peru	1	116,367	—	1,200	581,835	—	583,035
Uruguay	1	13,232	—	1,200	66,160	—	67,360
Venezuela	1	116,365	—	1,200	581,825	—	583,025
Argentina	—	—	44,542	—	—	222,710	222,710
Chile	—	—	4,779	—	—	23,895	23,895
Costa Rica	—	—	2,838	—	—	14,190	14,190
Dominican Republic	—	—	5,034	—	—	25,170	25,170
Jamaica	—	—	157	—	—	785	785
Mexico	—	—	4,067	—	—	20,335	20,335
Paraguay	—	—	4,124	—	—	20,620	20,620
Spain	—	—	18,076	—	—	90,380	90,380
Trinidad & Tobago	—	—	469	—	—	2,345	2,345
Commercial Banks	—	329	—	—	1,645	—	1,645

	8	476,782	84,086	9,600	2,383,910	420,430	2,813,940

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

At December 31, 2010, the distribution of unpaid subscribed capital and of subscribed callable capital is presented below:

	Unpaid Subscribed Capital				Subscribed Callable Capital
	Series “B”		Series “C”		Series “B”		Series “C”
	Number of		Number of		Number of		Number of
Stockholder	shares	Amount	shares	Amount	shares	Amount	shares	Amount

Bolivia	7,042	35,120	—	—	14,400	72,000	—	—
Brazil	11,314	56,570	—	—	25,200	126,000	—	—
Colombia	10,421	52,105	—	—	50,400	252,000	—	—
Ecuador	7,042	35,210	—	—	14,400	72,000	—	—
Panama	9,880	49,400	—	—	7,200	36,000	—	—
Peru	25,352	126,760	—	—	50,400	252,000	—	—
Uruguay	6,070	30,350	—	—	7,200	36,000	—	—
Venezuela	25,352	126,760	—	—	50,400	252,000	—	—
Argentina	—	—	9,318	46,590	—	—	25,200	126,000
Chile	—	—	—	—	—	—	800	4,000
Mexico	—	—	—	—	—	—	1,600	8,000
Paraguay	—	—	10,883	54,415	—	—	—	—
Spain	—	—	18,422	92,110	—	—	40,000	200,000
Trinidad & Tobago	—	—	142	710	—	—	—	—
Commercial Banks	4	20	—	—	—	—	—	—

	102,477	512,385	38,765	193,825	219,600	1,098,000	67,600	338,000

Subscribed and paid-in capital is held as follows at December 31, 2009:

	Number of Shares			Amounts
Stockholder	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total

Bolivia	1	30,131	—	1,200	150,655	—	151,855
Colombia	1	107,453	—	1,200	537,265	—	538,465
Ecuador	1	30,377	—	1,200	151,885	—	153,085
Peru	1	107,280	—	1,200	536,400	—	537,600
Venezuela	1	107,278	—	1,200	536,390	—	537,590
Argentina	—	—	34,149	—	—	170,745	170,745
Brazil	—	—	31,341	—	—	156,705	156,705
Chile	—	—	4,461	—	—	22,305	22,305
Costa Rica	—	—	2,649	—	—	13,245	13,245
Dominican Republic	—	—	4,699	—	—	23,495	23,495
Jamaica	—	—	147	—	—	735	735
Mexico	—	—	3,796	—	—	18,980	18,980
Panama	—	—	6,009	—	—	30,045	30,045
Paraguay	—	—	2,531	—	—	12,655	12,655
Spain	—	—	12,572	—	—	62.860	62,860
Trinidad & Tobago	—	—	307	—	—	1,535	1,535
Uruguay	—	—	10,442	—	—	52,210	52,210
Commercial banks	—	307	—	—	1,535	—	1,535

	5	382,826	113,103	6,000	1,914,130	565,515	2,485,645

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

At December 31, 2009, the distribution of unpaid subscribed capital and of subscribed callable capital is presented below:

	Unpaid Subscribed Capital				Subscribed Callable Capital
	Series “B”		Series “C”		Series “B”		Series “C”
	Number of		Number of		Number of		Number of
Stockholder	shares	Amount	shares	Amount	shares	Amount	shares	Amount

Bolivia	—	—	—	—	14,400	72,000	—	—
Colombia	838	4,190	—	—	50,400	252,000	—	—
Ecuador	—	—	—	—	14,400	72,000	—	—
Peru	—	—	—	—	50,400	252,000	—	—
Venezuela	—	—	—	—	50,400	252,000	—	—
Argentina	—	—	17,273	86,365	—	—	—	—
Brazil	—	—	17,623	88,115	—	—	25,200	126,000
Chile	—	—	—	—	—	—	800	4,000
Mexico	—	—	—	—	—	—	1,600	8,000
Panama	—	—	8,481	42,405	—	—	—	—
Paraguay	—	—	12,296	61,480	—	—	—	—
Spain	—	—	—	—	—	—	40,000	200,000
Trinidad & Tobago	—	—	283	1,415	—	—	—	—
Uruguay	—	—	8,115	40,575	—	—	7,200	36,000

	838	4,190	64,071	320,355	180,000	900,000	74,800	374,000

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

Subscribed and paid-in capital is held as follows at December 31, 2008:

	Number of Shares			Amounts
Stockholder	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total

Bolivia	1	28,866	—	1,200	144,330	—	145,530
Colombia	1	102,420	—	1,200	512,100	—	513,300
Ecuador	1	29,102	—	1,200	145,510	—	146,710
Peru	1	102,801	—	1,200	514,005	—	515,205
Venezuela	1	102,799	—	1,200	513,995	—	515,195
Argentina	—	—	17,481	—	—	87,405	87,405
Brazil	—	—	13,020	—	—	65,100	65,100
Chile	—	—	4,276	—	—	21,380	21,380
Costa Rica	—	—	2,539	—	—	12,695	12,695
Dominican Republic	—	—	3,448	—	—	17,240	17,240
Jamaica	—	—	141	—	—	705	705
Mexico	—	—	3,638	—	—	18,190	18,190
Panama	—	—	3,566	—	—	17,830	17,830
Paraguay	—	—	1,410	—	—	7,050	7,050
Spain	—	—	12,049	—	—	60,245	60,245
Trinidad & Tobago	—	—	160	—	—	800	800
Uruguay	—	—	6,087	—	—	30,435	30,435
Commercial banks	—	283	—	—	1,415	—	1,415

	5	366,271	67,815	6,000	1,831,355	339,075	2,176,430

At December 31, 2008, the distribution of unpaid subscribed capital and of subscribed callable capital is presented below.

	Unpaid Subscribed Capital				Subscribed Callable Capital
	Series “B”		Series “C”		Series “B”		Series “C”
	Number of		Number of		Number of		Number of
Stockholder	shares	Amount	shares	Amount	shares	Amount	shares	Amount

Bolivia	—	—	—	—	14,400	72,000	—	—
Colombia	—	—	—	—	50,400	252,000	—	—
Ecuador	—	—	—	—	14,400	72,000	—	—
Peru	—	—	—	—	50,400	252,000	—	—
Venezuela	—	—	—	—	50,400	252,000	—	—
Argentina	—	—	33,182	165,910	—	—	—	—
Brasil	—	—	35,378	176,890	—	—	—	—
Chile	—	—	—	—	—	—	800	4,000
Dominican Republic	—	—	1,102	5,510	—	—	—	—
Mexico	—	—	—	—	—	—	1,600	8,000
Panama	—	—	10,769	53,845	—	—	—	—
Spain	—	—	—	—	—	—	40,000	200,000
Uruguay	—	—	8,333	41,665	—	—	—	—

	—	—	88,764	443,820	180,000	900,000	42,400	212,000

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

General Reserve

The general reserve was set-up to cover possible contingencies. The stockholders decided to increase the reserve by US$106,238, US$210,335 and US$268,249 during the years ended December 31, 2010, 2009 and 2008, by appropriations from net income for the years ended December 31, 2009, 2008 and 2007, respectively.

Reserve Pursuant to Article N° 42 of the By-laws

CAF’s by-laws establish that at least 10% of annual net income is to be allocated to a reserve fund until that fund amounts to 50% of the subscribed capital. Additional allocations may be approved by the stockholders. At the stockholders’ meetings in March 2010, 2009 and 2008, it was authorized to increase the reserve by US$23,471, US$31,139 and US$40,100, from net income for the years ended December 31, 2009, 2008 and 2007, respectively.

15.	Distributions to Stockholders’ Funds

The Stockholders may distribute a portion of retained earnings to special funds, created to promote technical cooperation, sustainable human development and management of poverty relief funds in the Shareholder countries.

In March 2010, 2009 and 2008, the stockholders agreed to distribute US$105,000, US$70,000 and US$92,450, from retained earnings at December 31, 2009, 2008 and 2007, respectively, to the stockholders’ funds.

16.	Tax Exemptions

CAF is exempt from all taxes on income, properties and other assets. It is also exempt from liability related to the payment, withholding or collection of any tax or other levy.

17.	Derivative Instruments and Hedging Activities

CAF utilizes derivative financial instruments to reduce exposure to interest rate risk and foreign currency risk. CAF does not hold or issue derivative financial instruments for trading or speculative purposes.

By using derivative financial instruments to hedge exposures to changes in interest rate and foreign exchange rates, CAF exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes CAF, which creates credit risk for CAF. When the fair value of a derivative contract is negative, CAF owes the counterparty and, therefore, it does not possess credit risk. CAF minimizes the credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit rating is “A” or higher.

The market risk associated with interest rate and currency risk is managed by swapping loans and borrowings subject to fixed interest rates and denominated in other currency into floating interest rate instruments denominated in U.S. dollars. CAF enters into derivative instruments with market risk characteristics that are expected to change in a manner that will offset the economic change in value of specifically identified loans, bonds or borrowings and other obligations. Derivative contracts held by CAF consist of interest rate and cross-currency swaps and are designated as fair value hedges of specifically

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

identified loans, bonds or borrowings and other obligations with fixed interest rates or non U.S. currency exposure.

CAF monitors the credit risk associated with derivative transactions. Credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty, among other factors. To further reduce the credit risk in derivatives, CAF enters into credit support agreements with its major swap counterparties. This provides risk mitigation, as the swap transactions are regularly marked-to-market and the party being the net obligor is requested to post collateral when net mark-to-market exposure exceeds certain predetermined thresholds, which decrease as counterparty’s credit rating deteriorates. This collateral is in the form of cash or highly rated and liquid government securities. CAF offsets the fair value amount recognized for derivative instruments and the fair value amount recognized for the collateral, whether posted or received, under master netting arrangements executed with the same counterparty, in accordance with ASC 815-10-45-5.

The amount recognized for the right to receive collateral and the obligation to post collateral that have been offset at year-end 2010, was US$17,530 and US$29,401, respectively.

The following table presents the notional amount and fair values of interest rate swaps and cross-currency swaps and the underlying hedged items at December 31, 2010 and 2009:

	Notional amount		Fair value
	Interest rate	Cross-	Derivative	Derivative
	swap	currency swap	assets	liabilities

At December 31, 2010 —
Loans	—	22,499	—	7,532
Loans	41,000	—	907	—
Borrowings	340,000	—	5,970	(1,340)
Bonds	4,176,318	—	260,030	—
Bonds	—	2,525,857	258,082	126,695

	4,556,418	2,548,356	524,989	132,887

At December 31, 2009 —
Loans	—	21,880	—	4,107
Loans	33,000	—	—	213
Borrowings	140,000	—	—	2,445
Bonds	3,302,318	—	169,932	—
Bonds	—	1,860,619	266,813	38,371

	3, 475,318	1,882,499	436,745	45,136

For the years ended December 31, 2010 and 2009, all of CAF’s derivatives which have been designated as hedging relationships were considered fair value hedges. The change in the fair value of such derivative instruments and the change in fair value of hedged items attributable to risk being hedged are included in the statement of income.

18.	Fair Value Measurement

ASC 820 “Fair Value Measurements and Disclosures”, defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect a company’s market assumptions to determine the best price of these instruments. These two types of inputs create the following fair value hierarchy:

•	Level 1 — Quoted prices for identical instruments in active markets.

•	Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Determination of Fair Value

The following section describes the valuation methodologies used by CAF to measure various financial instruments at fair value, including an indication of the level in the fair-value hierarchy in which each instrument is generally classified. Where appropriate the description includes details of the valuation models, the key inputs to those models as well as any significant assumptions.

When available, CAF generally uses quoted market prices to determine fair value, and classifies such items in Level 1. In some cases where a market price is not available, CAF will make use of acceptable practical expedients (such as matrix pricing) to calculate fair value, in which case the items are classified in Level 2. If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates, etc. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.

Where available, CAF may also make use of quoted prices for recent trading activity in positions with the same or similar characteristics to that being valued. The frequency and size of transactions and the amount of the bid-ask spread are among the factors considered in determining the liquidity of markets and the relevance of observed prices from those markets. If relevant and observable prices are available, those valuations would be classified as Level 2. If prices are not available, other valuation techniques would be used and the item would be classified as Level 3.

•	Marketable securities: CAF uses quoted market prices to determine the fair value of trading securities and those transactions are classified in Level 1 of the fair-value hierarchy.

•	Loans: The fair value of fixed rate loans, which are hedged using derivative transactions, is determined using the current variable interest rate for similar loans. Loans transactions are classified in Level 2 of the fair value hierarchy.

•	Derivative assets and liabilities: Derivative transactions contracted and designated by CAF as hedges of risks related to interest rates, currency rates or both for transactions recorded as financial assets or liabilities are also presented at fair value. In those cases, the fair value is calculated utilizing market prices given by the counterparties. Derivative transactions are classified in Level 2 of the fair-value hierarchy.

•	Bonds and borrowings: For bonds issued and medium and long term borrowings of CAF, the fair values are determined utilizing internal valuation techniques, such as discounting expected cash flows

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

using the appropriate discount rates for the applicable maturity, reflecting the fluctuation of the hedged variables such as interest and exchange rates. Those transactions are generally classified in Level 2 of the fair-value hierarchy depending on the observability of significant inputs to the model.

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair-value hierarchy levels CAF’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2010 and 2009:

				Net
	Level 1	Level 2	Level 3	balance

At December 31, 2010 —
Assets —
Marketable Securities:
U.S. Treasury Notes	45,011	—	—	45,011
Bonds of non-U.S. governments and government entities	258,673	—	—	258,673
Financial institutions and corporate securities:
Commercial paper	882,529	—	—	882,529
Certificates of deposit	340,711	—	—	340,711
Bonds	666,388	—	—	666,388
Others	263,433	—	—	263,433

	2,153,061	—	—	2,153,061

	2,456,745	—	—	2,456,745
Loans	—	67,678	—	67,678
Derivative instruments:
Interest rate swap	—	266,907	—	266,907
Cross-currency swap	—	258,082	—	258,082

	—	524,989	—	524,989

	2,456,745	592,667	—	3,049,412

Liabilities —
Bonds	—	7,089,124	—	7,089,124
Borrowings and other obligations	—	347,310	—	347,310
Derivative instruments:
Interest rate swap	—	—	—	—
Cross-currency swap	—	132,887	—	132,887

	—	132,887	—	132,887

	—	7,569,321	—	7,569,321

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

				Net
	Level 1	Level 2	Level 3	balance

At December 31, 2009 —
Assets —
Marketable securities:
U.S. Treasury Notes	36,046	—	—	36,046
Bonds of non-U.S. governments and government entities	43,382	—	—	43,382
Financial institutions and corporate securities:
Commercial paper	1,049,059	—	—	1,049,059
Certificates of deposit	351,959	—	—	351,959
Bonds	499,595	—	—	499,595
Others	234,213	—	—	234,213

	2,134,826	—	—	2,134,826

	2,214,254	—	—	2,214,254

Loans	—	61,458	—	61,458
Derivative instruments:
Interest rate swap	—	169,932	—	169,932
Cross-currency swap	—	266,813	—	266,813
	—	436,745	—	436,745
	2,214,254	498,203	—	2,712,457

Liabilities —
Bonds	—	5,588,862	—	5,588,862
Borrowings and other obligations	—	137,555	—	137,555
Derivative instruments:
Interest rate swap	—	2,658	—	2,658
Cross-currency swap	—	42,478	—	42,478

	—	45,136	—	45,136

	—	5,771,553	—	5,771,553

Items Measured at Fair Value on a Nonrecurring Basis

Equity investments initially recorded at cost are measured at fair value on a non-recurring basis and therefore are not included in the tables above. Such equity investments are classified in Level 3 of the fair-value hierarchy.

The fair value of those equity investments is determined based on financial analysis of the investees.

Equity investments with a cost of US$41,221, US$26,839 and US$25,950 as of December 31, 2010, 2009 and 2008, respectively, were written down to their fair value of US$41,221, US$26,839 and US$24,793, respectively, resulting in an impairment charge of US$1,157 during 2008, which was included in the statement of income.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

19.	Fair Value of Financial Instruments

In accordance with ASC 825 Financial Instruments, CAF also estimated the fair value of all financial instruments in CAF’s balance sheet, including those financial instruments carried at cost, as presented in the table below. The fair value estimates, methods and assumptions set forth below for CAF’s financial instruments are made solely to comply with the requirements in ASC 820 Fair Value Measurements and Disclosures and should be read in conjunction with the financial statements.

The following is a summary of the carrying value and estimated fair value of CAF’s financial instruments at December 31, 2010 and 2009:

	December 31,
	2010		2009
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Financial assets
Cash and due from banks	119.834	119.834	29,906	29,906
Deposits with banks	1,403,443	1,403,443	1,237,863	1,237,863
Marketable securities	2,456,745	2,456,745	2,214,254	2,214,254
Other investments	146,852	146,852	203,361	203,361
Loans, net	13,571,550	13,574,966	11,486,653	11,492,618
Equity investments (Cost method)	41,221	41,221	26,839	26,839
Accrued interest and commissions receivable	159,559	159,559	135,705	135,705
Derivative instruments	524,989	524,989	436,745	436,745

Financial liabilities
Deposits	2,739,497	2,739,497	2,650,706	2,650,706
Commercial paper	1,524,285	1,524,285	1,265,417	1,265,417
Bonds	7,212,812	7,215,181	5,699,219	5,701,764
Borrowings and other obligations	998,089	998,469	788,467	789,463
Derivative instruments	132,887	132,887	45,136	45,136
Accrued interest payable	120,001	120,001	98,093	98,093

The following methods and assumptions were used to estimate the fair value of those financial instruments, not accounted for at fair value under ASC 820 Fair Value Measurements and Disclosures:

•	Cash and due from banks, deposits with banks, interest and commissions receivable, other investment, deposits, commercial paper, advances and short-term borrowings and accrued interest payable: The carrying amounts approximate fair value because of the short maturity of these instruments.

•	Loans: CAF is one of the few institutions that offer loans for development in the stockholder countries. A secondary market does not exist for the type of loans granted by CAF. As rates on variable rate loans and loan commitments are reset on a semiannual basis, the carrying value, adjusted for credit risk, was determined to be the best estimate of fair value. The fair value of fixed rate loans is determined using the current variable interest rate for similar loans.

•	Equity investments: The fair value of equity investments recorded at cost is determined based on a financial analysis of the investees.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

For additional information regarding CAF’s determination of fair value, including items accounted for at fair value under ASC 820 Fair Value Measurements and Disclosures, see note 18.

20.	Fair Value Option

ASC 825-10-25 “Fair value option” permits companies to choose to measure eligible financial assets and financial liabilities at fair value. Once the fair value option has been chosen for an instrument, this choice cannot be reversed. Fair value changes on these financial assets and financial liabilities must be recorded in the statement of income.

CAF’s management decided to measure at fair value those financial assets and liabilities denominated in currencies other than U.S. dollars for which it has contracted a derivative as an economic hedge for other currency and interest rate risks.

The results recorded in the statement of income as a result of periodic cash flows and unrealized changes in fair value as of December 31, 2010 and 2009 for instruments that fair value option was chosen, and for derivatives used as economic hedges for these instruments, are as follows:

	December 31,
	2010	2009

Bonds	16,897	(16,757)
Loans	(3,184)	3,593
Commercial Paper	—	(100)
Advances and short-term borrowings	—	—
Other Investments	—	(99)

	13,713	(13,363)

CAF’s management decided to apply ASC 825 for cross currency hedge transactions beginning January 1, 2009, which did not have a significant effect on CAF’s financial statements. The changes in fair value options are reported in the income statement.

21.	Commitments and Contingencies

Commitments and contingencies include the following:

	December 31,
	2010	2009

Credit agreements subscribed	6,371,035	3,056,384
Lines of credit	2,735,226	2,535,552
Letters of credit	195,327	2,241
Guarantees	225,973	183,211

These commitments and contingencies result from the normal course of CAF’s business and are related principally to loans and loan equivalents that have been approved or committed for disbursement.

In the ordinary course of business, CAF has entered into commitments to extend credits; such financial instruments are recorded as commitments upon signing the corresponding contract and are reported in the financial statements when disbursements are made.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to the Financial Statements
For the years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. dollars)

The contracts to extend credit have fixed expiration dates and in some cases expire without making disbursements. Also based on experience, parts of the disbursements are made up to two years after the signing of the contract. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

Guarantees mature as follows:

	December 31,
	2010	2009

Less than one year	54,715	51,000
Between one and two years	62	—
Over five years	171,196	132,211

	225,973	183,211

To the best of the knowledge of CAF’s management, CAF is not engaged in any litigation that is material to CAF’s business or that is likely to have an adverse effect on its business, financial condition or results of operations.

22.	Funds Administration

CAF, as a multilateral financial institution, acts as administrator of several funds funded by third parties and CAF’s own shareholders. These shareholder funds are funded through distributions made each year by the shareholders from CAF’s prior year’s net income. The financial statements of the funds are annually audited by independent auditor firms.

In connection with the operations carried out by the funds, CAF’s financial responsibility is limited to the fund’s balance, less commitments contracted. Since CAF does not maintain residual interests in these funds, it does not expect the generation of economic benefits for future distribution. These funds are not part of CAF’s accounts.

As of December 31, 2010 and 2009, CAF managed funds with net assets of US$426,500 and US$374,170, respectively.

23.	Subsequent Events

Management has evaluated subsequent events through February 11, 2011, the issue date of the financial statements. As a result of this evaluation, there are no subsequent events, as defined, that require a disclosure in CAF’s financial statements at the year ended December 31, 2010, except for:

•	On January 19, 2011, the Republic of Portugal paid EUR3.75 million corresponding to the first installment under the share subscription agreement between the Republic of Portugal and CAF, thus becoming a Series “C” shareholder.

•	On February 2, 2011, CAF issued EUR250 million, 4.625%, under its Medium Term Notes Programme due 2018.

•	On February 10, 2011, CAF issued CHF130 million, 2.625%, under its Medium Term Notes Programme due 2015.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information
As of March 31, 2011 and Audited Financial Information as of December 31, 2010

Balance Sheets
(In thousands of U.S. dollars)

	March 31,	December 31,
	2011	2010

ASSETS
Cash and due from banks	155.622	119,834
Deposits with banks	1.566.004	1,403,443
Marketable securities
Trading	2,620,241	2,456,745
Other investments	129,792	146,852
Loans (includes US$78,003 and US$67,678 at fair value as of March 31, 2011 and December 31, 2010, respectively, at fair value)	14,951,661	13,783,043
Less loan commissions, net of origination costs	68,780	70,129
Less allowance for losses	149,432	141,364

Loans, net	14,733,449	13,571,550

Equity investments	72,897	94,721
Accrued Interest and commissions receivable	183,071	159,559
Derivative Instruments	519,605	524,989
Property and equipment, net	33,033	29,901
Other assets	46,801	39,281

Total assets	20,060,515	18,546,875

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits	3.521.705	2,739,497
Commercial paper	2.012.276	1,524,285
Deposits	3.521.705	2,739,497
Commercial paper	2.012.276	1,524,285
Bonds (includes US$7,283,611 and US$7,089,124 as of March 31, 2011 and December 31, 2010, respectively, at fair value)	7,401,737	7,212,812
Advances and short-term borrowings	50,000	—
Borrowings and other obligations (includes US$248,015 and US$347,310 at fair value as of March 31, 2011 and December 31, 2010)	938,083	998,089
Accrued interest and commissions payable	133,934	120,001
Derivative instruments	122,048	132,887
Accrued expenses and other liabilities	64,312	66,117

Total liabilities	14,244,095	12,793,688

STOCKHOLDERS’ EQUITY
Subscribed and paid-in capital (authorized capital US$10,000 million)	3,079,870	2,813,940
Additional paid-in capital	479,422	616,171
Reserves	2,229,576	2,156,937
Retained earnings	27,552	166,139

Total stockholders’ equity	5,816,420	5,753,187

Total liabilities and stockholders’ equity	20,060,515	18,546,875

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information for
the Three-Month Periods ended March 31, 2011 and 2010

Statements of Income
(In thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2011	2010

Interest income
Loans	85,948	73,632
Investments and deposits with banks	7,824	8,789
Loan commissions	5,352	4,348

Total interest income	99,124	86,769

Interest expense
Deposits	2,923	1,239
Commercial paper	2,402	2,523
Advances and short-term borrowings	3	—
Bonds	36,764	29,932
Borrowings and other obligations	2,619	2,367
Commissions	2,430	1,480

Total interest expense	47,141	37,541

Net interest income	51,983	49,228
Provision to allowance for loan losses	7,800	7,037

Net interest income, after provision to allowance for loan losses	44,183	42,191

Non-interest income
Other commissions	1,584	1,001
Dividends and equity in earnings of investees	3,192	88
Other income	1,312	332

Total non-interest income	6.088	1,421

Non-interest expenses
Administrative expenses	17,951	15,111
Other expenses	67	642

Total non-interest expenses	18,018	15,753

Net income before unrealized changes in fair value related to financial instruments	32,253	27,859
Unrealized changes in fair value related to financial instruments	(4,701)	12,861

Net income	27,552	40,720

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information for
the Three-Month Periods ended March 31, 2011 and 2010

Statements of Cash Flows
(In thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2011	2010

Cash flows from operating activities:
Net income	27,552	40,720
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Unrealized loss (gain) on trading securities	1,821	(2,575)
Amortization of loan commissions, net of origination costs	(2,815)	(1,471)
Provision for loan losses	7,800	7,037
Depreciation of property and equipment	627	521
Amortization of deferred charges	612	519
Provision for employees’ severance indemnities and benefits	1,730	1,503
Provisions for employees’ savings plan	330	332
Unrealized changes in fair value related to financial instruments	4,701	(12,861)
Net changes in operating assets and liabilities
Severance indemnities paid or advanced	(1,171)	(275)
Employees’ savings plan paid or advanced	(232)	5
Trading securities, net	(165,317)	(561,742)
Interest and commissions receivable	(23,512)	(35,298)
Other assets	(8,133)	(50,556)
Accrued interest payable	13,933	28,417
Accrued expenses and other liabilities	(2,462)	46,249

Total adjustments and net changes in operating assets and liabilities	(172,088)	(580,195)

Net cash (used in) operating activities	(144,536)	(539,475)

Cash flows from investing activities
Purchases of other investments	(64.890)	(23,384)
Maturities of other investments	81,950	170,279
Loan origination and principal collections, net	(1,163,659)	(690,611)
Equity investments	21,824	(5,221)
Purchases of property and equipment	(3,759)	(3,297)

Net cash (used in) investing activities	(1,128,534)	(552,234)

Carried forward	(1,273,070)	(1,091,709)

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information for
the Three-Month Periods ended March 31, 2011 and 2010

Statements of Cash Flows, Continued
(In thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2011	2010

Brought forward	(1,273,070)	(1,091,709)
Cash flows from financing activities
Net increase in deposits	782,208	89,330
Net increase in commercial paper	487,991	445,639
Proceeds from advances and short-term borrowings	50,000	—
Proceeds from issuance of bonds	472,902	286,635
Repayment of bonds	(300,000)	—
Proceeds from borrowings and other obligations	500	103,157
Repayment of borrowings and other obligations	(57,863)	(75,634)
Distributions to stockholders’ funds	(93,500)	(105,000)
Proceeds from issuance of shares	129,181	147,682

Net cash provided by financing activities	1,471,419	891,809

Net increase (decrease) in cash and cash equivalents	198,349	(199,900)
Cash and cash equivalents at beginning of period	1,523,277	1,267,769

Cash and cash equivalents at end of period	1,721,626	1,067,869

Consisting of:
Cash and due from banks	155,622	17,602
Deposits with banks	1.566.004	1,050,267

	1,721,626	1,067,869

Supplemental disclosure
Interest paid during the period	34,990	4,934

Non-cash financing activities
Change in derivative instrument assets	(5,384)	(30,322)
Change in derivative instrument liabilities	(10,839)	58,488

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information for
the Three-Month Period ended March 31, 2011 and Audited Financial Information for the
Year ended December 31, 2010

Statement of Stockholders Equity
(In thousands of U.S. dollars)

			Reserve Pursuant to
	Subscribed	Additional		Article			Total
	and paid in	paid in	General	No 42		Retained	stockholders’
	capital	capital	Reserve	of by-laws	Total	earnings	equity

Balance at December 31, 2009	2,485,645	539,222	1,668,515	358,713	2,027,228	234,709	5,286,804
Capital Increase	328,295	(76,949)	—	—	—	—	405,244
Appropriated for general reserve	—	—	106,238	—	106,238	(106,238)	—
Appropriated for general reserve to Article 42 of by-laws	—	—	—	23,471	23,471	(23,471)	—
Distribution to stockholders funds	—	—	—	—	—	(105,000)	(105,000)
Net Income	—	—	—	—	—	166,139	166.139

Balance at December 31, 2010	2,813,940	616,171	1,774,753	382,184	2,156,937	166,139	5,753,187

Capital Increase	265,930	(136,749)	—	—	—	—	129,181
Equity in Treasury
Appropriated for general reserve	—	—	55,989	—	55,989	(55,989)	—
Appropriated for general reserve to Article 42 of by-laws	—	—	—	16,650	16,650	(16,650)	—
Distribution to stockholders funds	—	—	—	—	—	(93,500)	(93,500)
Net Income	—	—	—	—	—	27,552	27,552

Balance at March 31, 2011	3,079,870	479,422	1,830,742	398,834	2,229,576	27,552	5,816,420

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information for
the Three-Month Period ended March 31, 2010 and Audited Financial Information for the
Year ended December 31, 2009

Statement of Stockholders Equity
(In thousands of U.S. dollars)

			Reserve Pursuant to
	Subscribed	Additional		Article			Total
	and paid in	paid in	General	No 42		Retained	stockholders’
	capital	capital	Reserve	of by-laws	Total	earnings	equity

Balance at December 31, 2008	2,176,430	280,255	1,458,180	327,574	1,785,754	311,474	4,553,913
Capital Increase	309,215	258,967	—	—	—	—	568,182
Appropriated for general reserve	—	—	210,335	—	210,335	(210,335)	—
Appropriated for general reserve to Article 42 of by-laws	—	—	—	31,139	31,139	(31,139)	—
Distribution to stockholders funds	—	—	—	—	—	(70,000)	(70,000)
Net Income	—	—	—	—	—	234,709	234,709

Balance at December 31, 2009	2,485,645	539,222	1,668,515	358,713	2,027,228	234,709	5,286,804

Capital Increase	234,000	(86,318)	—	—	—	—	147,682
Equity in Treasury	—	—	—	—	—	—	—
Appropriated for general reserve	—	—	106,238	—	106,238	(106,238)	—
Appropriated for general reserve to Article 42 of by-laws	—	—	—	23,471	23,471	(23,471)	—
Distribution to stockholders funds	—	—	—	—	—	(105,000)	(105,000)
Net Income	—	—	—	—	—	40,720	40,720

Balance at March 31, 2010	2,719,645	452,904	1,774,753	382,184	2,156,937	40,720	5,370,206

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Unaudited Condensed Interim Financial Information
As of March 31, 2011 and 2010 and Audited Financial Information
for the Year ended December 31, 2010

(1)	Basis of Presentation

The condensed interim financial information as of March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010 is unaudited and has been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, such interim financial information includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The results of operations for the three-month period ended March 31, 2011 are not necessarily an indication of the results to be expected for the full year 2011.

This condensed interim financial information should be read in conjunction with CAF’s financial statements as of December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010 and the notes thereto presented in the prospectus.

(2)	Allowance for Loan Losses

For the three-month period ended March 31, 2011, CAF had a credit for loan losses of $7.8 million, compared to a provision for loan losses of $7.0 million for the same period in 2010. The allowance for loan losses as a percentage of the loan portfolio was 1.0% at March 31, 2011, compared to 1.2% at March 31, 2010.

The allowance for loan losses is maintained at a level CAF believes is adequate but not excessive to absorb probable losses inherent in the loan portfolio as of the date of the financial statements. The general allowance for loan losses is established by CAF based on the individual risk rating for the long term foreign currency debt of the borrower countries which is assigned by the international risk rating agencies as of the date of the financial statements preparation. This country risk rating considers a default probability. In the case of a sovereign loan portfolio CAF’s preferred creditor status is also considered.

A specific allowance is established by CAF for those loans that are considered impaired. A loan is considered as impaired when based on currently available information and events, there exists the probability that CAF will not recover the total amount of principal and interest as agreed in the terms of the original loan contract. The impairment of loans is determined on a loan by loan basis based on the present value of expected future cash flows, discounted at the loan’s effective interest rate.

Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

(3)	Commitments and Contingencies

Commitments and contingencies include the following:

	March 31,	December 31,
	2011	2010

Credit agreements subscribed	5,817,169	6,371,035
Lines of credit for foreign trade	2,116,792	2,735,226
Letters of credit for foreign trade	197,726	195,327
Guarantees	233,359	225,973

These commitments and contingencies result from the normal course of CAF’s business and are related principally to loans and loan equivalents that have been approved or committed for disbursement.

The contracts to extend credit have fixed expiration dates and in some cases expire without making disbursements. Also based on experience, parts of the disbursements are made up to two years after the

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Unaudited Condensed Interim Financial Information
As of March 31, 2011 and 2010 and Audited Financial Information
for the Year ended December 31, 2010

signing of the contract. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

In the event the credit lines are not utilized, no additional cost is incurred by CAF.

Guarantees primarily consist of partial credit guarantees given to the Plurinational State of Bolivia, the Republic of Peru and some private sector companies from the region for the payment of principal and interest up to the following amounts (in thousands of U.S. dollars):

	March 31,	December 31
	2011	2010

2010	—	—
2011	53.7	54.7
2012	0.1	0.1
2018	119.7	112.7
2025	28.0	28.0
2030	30.5	30.5

	232.0	226.0

(4)	Fair Value Measurement

ASC 820 “Fair Value Measurements and Disclosures” establishes a single authoritative definition of value, sets out a framework for measuring fair value, and provides a hierarchical disclosure framework for assets and liabilities measured at fair value.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Unaudited Condensed Interim Financial Information
As of March 31, 2011 and 2010 and Audited Financial Information
for the Year ended December 31, 2010

The following tables present for each of the fair-value hierarchy levels CAF’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2011 and December 31, 2010:

				Net
	Level 1	Level 2	Level 3	balance

At March 31, 2011 —
Assets —
Marketable Securities:
U.S. Treasury Notes	33,307	—	—	33,307
Bonds of non-U.S. governments and government entities	419,537	—	—	419,537
Financial institutions and corporate securities:
Commercial paper	967,345	—	—	967,345
Certificates of deposit	248,015	—	—	248,015
Bonds	495,957	—	—	495,957
Others	456,080	—	—	456,080

	2,167,397	—	—	2,167,397
	2,620,241	—	—	2,620,241
Loans	—	78,003	—	78,003
Derivative instruments:
Interest rate swap	—	216,949	—	216,949
Cross-currency swap	—	302,656	—	302,656

	—	519,605	—	519,605

	2,620,241	597,608	—	3,217,849

Liabilities —
Bonds	—	7,283,611	—	7,283,611
Borrowings and other obligations	—	344,667	—	344,667
Derivative instruments:
Interest rate swap	—	348	—	348
Cross-currency swap	—	121,700	—	121,700

	—	122,048	—	122,048

	—	7,750,326	—	7,750,326

At December 31, 2010 —
Assets —
Marketable securities:
U.S. Treasury Notes	45,011	—	—	45,011
Bonds of non-U.S. governments and government entities	258,673	—	—	258,673
Financial institutions and corporate securities:
Commercial paper	882,529	—	—	882,529
Certificates of deposit	340,711	—	—	340,711
Bonds	666,388	—	—	666,388
Others	263,433	—	—	263,433

	2,153,061	—	—	2,153,061

	2,456,745	—	—	2,456,745

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Unaudited Condensed Interim Financial Information
As of March 31, 2011 and 2010 and Audited Financial Information
for the Year ended December 31, 2010

				Net
	Level 1	Level 2	Level 3	balance

Loans	—	67,678	—	67,678
Derivative instruments:
Interest rate swap	—	266,907	—	266,907
Cross-currency swap	—	258,082	—	258,082

	—	524,989	—	524,989

	2,456,745	592,667	—	3,049,412

Liabilities —
Bonds	—	7,089,124	—	7,089,124
Borrowings and other obligations	—	347,310	—	347,310
Derivative instruments:
Interest rate swap	—	—	—	—
Cross-currency swap	—	132,887	—	132,887

	—	132,887	—	132,887

	—	7,569,321	—	7,569,321

(5)	Segment Operations

Management has determined that CAF has only one reportable segment since it does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. CAF does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the periods ended March 31, 2011 and 2010, loans made to or guaranteed by six countries individually generated in excess of 10 percent of loan income, before swaps, as follows (in thousands of US dollars):

	Periods Ended March 31,
	2011	2010

Argentina	8,676	6,766
Bolivia	8,771	8,535
Colombia	12,200	11,348
Ecuador	14,682	12,255
Perú	14,624	12,431
Venezuela	15,575	12,407

(6)	Subsequent Events

As of the date of the issuance of these condensed financial statements there are no other significant subsequent events that require adjustments or disclosure, if applicable, which were not already considered in this note or disclosure in the financial statements.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

SUPPLEMENTARY INFORMATION (UNAUDITED)
AS OF MARCH 31, 2011
BONDS

					Principal Amount
		Date of	Year of		Outstanding at
	Interest	Agreement	Final		March 31,
Title	Rate	of Issue	Maturity	Currency	2011
					(In millions)

7.79% Yankee Bonds	Fixed	1997	2017	US	50.0
67/8% Yankee Bonds	Fixed	2002	2012	US	350.0
77/8% Yankee Bonds	Fixed	2002	2022	US	85.0
67/8% Yankee Bonds	Fixed	2003	2012	US	188.0
51/5% Yankee Bonds	Fixed	2003	2013	US	500.0
5.8175% Euro Bonds	Fixed	2004	2014	US	29.0
1.31% Samurai Bonds	Fixed	2005	2012	JPY(1)	5,000.0
51/8% Yankee Bonds	Fixed	2005	2015	US	250.0
Peruvian Soles Bonds	Fixed	2006	2018	PEN(2)	248.4
Venezuelan Bolivares Bonds	Floating	2006	2011	VEB(3)	215.0
5.75% Yankee Bonds	Fixed	2006	2017	US	250.0
Euro Bonds	Floating	2006	2011	EUR	300.0
5.75% Yankee Bonds	Fixed	2007	2017	US	250.0
Venezuelan Bolivares Bonds	Floating	2007	2012	VEB	107.5
Venezuelan Bolivares Bonds	Floating	2007	2012	VEB	127.5
2.32% Samurai Bonds	Fixed	2007	2014	JPY	10,000.0
Mexican Pesos Bonds	Floating	2007	2012	MXN(4)	750.0
5.75% Yankee Bonds	Fixed	2008	2017	US	250.0
5.00% Swiss Franc Bonds	Fixed	2008	2013	CHF(5)	200.0
Colombian Peso Bonds	Fixed	2008	2013	COP(6)	150,250.0
Colombian Peso Bonds	Fixed	2008	2018	COP	94,250.0
4.30% Euro Yen Bonds	Fixed	2009	2019	JPY	10,000.0
8.125% Yankee Bonds	Fixed	2009	2019	US	1,000.0
Colombian Peso Bonds	Fixed	2009	2019	COP	127,500.0
Colombian Peso Bonds	Fixed	2009	2014	COP	111,980.0
Peruvian Soles Bonds	Fixed	2009	2014	PEN	144.2
Structured Note	Floating	2010	2017	US	50.0
Euro Bond	Floating	2010	2015	EUR(7)	100.0
Euro Dollar Bond	Floating	2010	2014	US	100.0
3.11% Euro Dollar Bonds	Fixed	2010	2014	US	74.0
3.75% Yankee Bonds	Fixed	2010	2016	US	600.0
1.56% Samurai Bonds	Fixed	2010	2014	JPY	9,800.0
1.82% Samurai Bonds	Fixed	2010	2015	JPY	4,600.0
2.625% Swiss Franc Bonds	Fixed	2010	2015	CHF	250.0
Structured Note	Floating	2010	2017	US	50.0
Euro Bond	Fixed	2010	2018	EUR	400.0
2.625% Swiss Franc Bonds	Fixed	2011	2015	CHF	130.0
4.625% Euro Bond	Floating	2011	2018	EUR	250.0

(1)	Yen.

(2)	Peruvian Nuevos Soles.

(3)	Venezuelan Bolivares.

(4)	Mexican Pesos.

(5)	Swiss Francs.

(6)	Colombian Pesos.

(7)	Euro.
Note: In May 2011, CAF issued in the Panamanian market US$40.0 million of Fixed Rate Notes due 2016.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

SUPPLEMENTARY INFORMATION (UNAUDITED)
AS OF MARCH 31, 2010

LOANS FROM COMMERCIAL BANKS, ADVANCES, DEPOSITS,
COMMERCIAL PAPER AND REPURCHASE AGREEMENTS

		Date of	Year of		Principal Amount
	Interest	Agreement of	Final		Outstanding at
Title	Rate	Issue	Maturity	Currency	March 31, 2011
					(in US$ millions)

Medium and Long-term Loans	Various	Various	Various	Various	938.1
Advances and Short-term Loans	Floating	Various	Various	US	50
Deposits	Floating	Various	Various	Various	3,522
Commercial Paper	Floating	Various	Various	Various	2,012

LOANS FROM MULTILATERALS AND BILATERALS, EXIMS AND EXPORT CREDIT AGENCIES

		Date of	Year of		Principal Amount
	Interest	Agreement of	Final		Outstanding at
Title	Rate	Issue	Maturity	Currency	March 31, 2011
					(In millions)

IADB	Variable	Various	05/24/2023	US	26.8
ACDI (Canada)	0%	03/29/1974	9/29/2023	CAN(1)	1.6
KfW (Germany)	Variable	Various	12/28/2028	US	247.0
AID (U.S.A.)	3%	10/10/1972	11/27/2014	US	1.8
Nordic Investment Bank	Variable	Various	7/17/2021	US	37.0
European Investment Bank	Various	10/16/1997	12/15/2013	US	6.4
China Development Bank — CDB	Variable	11/20/2007	11/29/2019	US	135.0
Instituto de Crédito Oficial — ICO	Variable	05/31/2004	9/15/2014	US	38.7
JBIC (Japan)(2)	Variable	01/29/10	01/15/2015	US	100.0

(1)	Canadian dollars.

(2)	On March 26, 2011, JBIC (Japan), as creditor, signed a loan agreement with us for $300 million loan; as of March 31, 2011, there have not been any disbursements thereunder.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

SUPPLEMENTARY INFORMATION (UNAUDITED)
AS OF MARCH 31, 2011

GUARANTEED DEBT

			Principal Amount
	Date of	Year of Final	Outstanding at
Borrower	Issue	Maturity	March 31, 2011
			(in U.S.$ millions)

Plurinational State of Bolivia	10/03/2001	04/03/2018	31.4
Plurinational State of Bolivia	5/22/2004	5/22/2018	57.3
Republic of Peru	4/17/2006	2/13/2025	28.0
Fundacion Fondo de Garantia para préstamos a la pequeña industria (Peru)	01/07/2009	12/07/2012	0.06
Fundacion Fondo de Garantia para préstamos a la pequeña industria (Peru)	02/17/2011	04/03/2012	0.02
Cemento Andino S.A. (Peru)	07/15/2010	07/13/2018	31.0
Instituto de la función registral del Estado de Mexico	08/23/2010	08/23/2030	30.5
Citbank, N.A. Sucursal Bolivia	08/27/2010	11/28/2011	16.0
Gym S.A. (Peru)	03/21/2011	06/20/2011	37.7

$1,500,000,000

CORPORACIÓN ANDINA DE FOMENTO

          , 2011

PART II

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is an estimate of the Registrant’s expenses in connection with the issuance of the Securities that are the subject of this registration statement:

Securities and Exchange Commission Registration Fee	$69,660
Fiscal and Paying Agent Fees	$10,000
Fees of rating agencies	$300,000
Legal fees	$300,000
Printing of registration statement, prospectus and other documents	$75,000
Blue Sky expenses (including counsel fees)	$10,000
Other	$70,000

Total	$834,660

UNDERTAKINGS

The Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for purposes of determining any liability under the Securities Act of 1933 to any purchaser:

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to the purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That, for purposes of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

CONTENTS

The registration statement comprises:

(1)    The facing sheet.

(2)    The prospectus.

(3)    Part II consisting of pages II-1 to II-6.

(4)    The following exhibits:

1.1	Form of Underwriting Agreement for Debt Securities (incorporated by reference to our registration statement No. 333-11970)
1.2	Form of Underwriting Agreement Pertaining to Guarantees(1)
1.3	Form of Pricing Agreement (incorporated by reference to our registration statement No. 333-167348)
4.1	Form of Fiscal Agency Agreement, including form of certain Debt Securities (incorporated by reference to our registration statement No. 333-11970)
4.2	Form of Guarantee Agreement, including the form of Guarantee(1)
5.1	Opinion and consent of Jacob Kiriaty, Acting General Legal Counsel to CAF
8.1	Opinion and consent of Sullivan & Cromwell LLP
23.1	Consent of Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited
23.2	Consent of KPMG in Venezuela
23.3	Consent of CAF’s General Legal Counsel (included in Exhibit 5.1)
23.4	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1)
99.1	List of names and addresses of the underwriters for Debt Securities (incorporated by reference to Exhibit (v) to our registration statement No. 333-88404)
99.2	List of names and addresses of the underwriters for Guarantees(1)

(1)	To be filed by post-effective amendment.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Corporación Andina de Fomento, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Caracas, Venezuela, on the 19th day of May, 2011.

CORPORACIÓN ANDINA DE FOMENTO

By:	/s/ Luis Enrique Berrizbeitia
Name:     Luis Enrique Berrizbeitia

Title:	Acting Executive President

SIGNATURE OF AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, appearing below is the signature of Corporación Andina de Fomento’s authorized agent in the United States, thereunto duly authorized, in Newark, Delaware, on the 19th day of May, 2011.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:     Donald J. Puglisi

Title:	Managing Director

EXHIBITS

Exhibit		Sequentially
Number	Exhibits	Numbered Page

1.1	Form of Underwriting Agreement for Debt Securities (incorporated by reference to our registration statement No. 333-11970)
1.2	Form of Underwriting Agreement pertaining to Guarantees	*
1.3	Form of Pricing Agreement (incorporated by reference to our registration statement No. 333-167348)
4.1	Form of Fiscal Agency Agreement, including form of certain Debt Securities (incorporated by reference to our registration statement No. 333-11970)
4.2	Form of Guarantee Agreement, including the form of Guarantee	*
5.1	Opinion and consent of Jacob Kiriaty, Acting General Legal Counsel to CAF
8.1	Opinion and consent of Sullivan & Cromwell LLP
23.1	Consent of Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited
23.2	Consent of KPMG in Venezuela
23.3	Consent of CAF’s General Legal Counsel	**
23.4	Consent of Sullivan & Cromwell LLP	***
99.1	List of names and addresses of the underwriters for Debt Securities (incorporated by reference to Exhibit (v) to our registration statement No. 333-88404)
99.2	List of names and addresses of the underwriters for Guarantees	*

*	To be filed by post-effective amendment.

**	Included in Exhibit 5.1

***	Included in Exhibit 8.1